Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2020 and June 30, 2019
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 31, 2020 and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
As used herein, “we,” “us,” “our” and the "Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us. The “Trafigura Transaction” refers to the transaction with Trafigura Maritime Logistics Pte. Ltd., (“Trafigura”) in September 2019 pursuant to which we acquired leasehold interests in 19 product tankers.

References herein to common shares are adjusted to reflect the consolidation of our common shares through a one-for-ten reverse stock split, which became effective as of January 18, 2019.
Information on the Company
General
We are a provider of marine transportation of petroleum products worldwide. As of October 7, 2020, we owned, finance leased or bareboat chartered-in 135 product tankers (42 LR2, 12 LR1, 63 MR and 18 Handymax) that have a weighted average age of 4.8 years, which we refer to collectively as our Operating Fleet.
The following table presents summary information concerning our Operating Fleet as of October 7, 2020:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed

17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes

64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes

111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	Sky	2007	37,847	1A	SHTP (1)	Handymax	N/A	(5), (6)
130	Steel	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5), (6)
131	Stone I	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5), (6)
132	Style	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5), (6)
133	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5), (7)
134	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5), (7)
135	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5), (7)

	Total owned, finance leased or bareboat chartered-in DWT		9,374,548

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	In March 2019, we entered into a new bareboat charter-in agreement on this previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day. The agreement is expected to expire on March 31, 2021.
(7)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of this agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

RECENT DEVELOPMENTS
Novel Coronavirus (COVID-19)

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil).

While the reduction of economic activity significantly reduced global demand for oil and refined petroleum products, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products resulted in record increases in spot TCE rates as an abundance arbitrage and floating storage opportunities opened up. These conditions persisted for most of the second quarter of 2020 but began to abate in June 2020 as the underlying oil markets stabilized.

We expect that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2020 and beyond. An estimate of the impact on our results of operations and financial condition cannot be made at this time.

Declaration of dividend
    In August 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 29, 2020 to all shareholders of record as of September 9, 2020 (the record date).
Debt Drawdowns and Repayments
In July 2020, we drew down $1.8 million under our BCFL Lease Financing (LR2s) to partially finance the purchase and installation of a scrubber on STI Solace.
In July 2020, we drew down $1.9 million under our BCFL Lease Financing (MRs) to partially finance the purchase and installation of a scrubber on STI Onyx.
In July 2020, we drew down an aggregate $5.7 million under our $116.0 Million Lease Financing to partially finance the purchase and installation of scrubbers on three product tankers, STI Gramercy, STI Oxford and STI Queens.
In July 2020, we drew down $1.6 million under our ABN AMRO / SEB Credit Facility to partially finance the purchase and installation of a scrubber on STI Connaught.
In July 2020, we drew down $3.3 million under our ING Credit Facility to partially finance the purchase and installation of scrubbers on three product tankers, STI Osceola, STI Pontiac and STI Lombard. In September 2020, we drew down $2.6 million under this facility to partially finance the purchase and installation of scrubbers on two product tankers, STI Black Hawk and STI Notting Hill.
In August 2020, we drew down $1.6 million under our CSSC Lease Financing to partially finance the purchase and installation of a scrubber on STI Gratitude.
In September 2020, we drew down $24.9 million under our BNPP Sinosure Credit Facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by STI Orchard. As part of this transaction, we repaid the outstanding indebtedness of $16.2 million related to STI Orchard on our KEXIM Credit Facility.
In September 2020, we drew down $43.7 million from our 2020 $225.0 Million Credit Facility. The proceeds were used to partially refinance the outstanding indebtedness of $54.0 million related to STI Pride and STI Providence, which were previously financed under our CMBFL Lease Financing.
In September 2020, we closed on the sale and leaseback of STI Leblon and STI Bosphorus, borrowing $45.4 million under our 2020 CMB Lease Financing (described below). As part of this transaction, we repaid the outstanding indebtedness of $30.1 million related to these vessels under our 2017 Credit Facility.

2020 CMB Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers: STI Leblon and STI Bosphorus. The aggregate borrowing amount under the arrangement was $45.4 million. A portion of the proceeds were utilized to repay the outstanding indebtedness related to these vessels under our 2017 Credit Facility. Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly repayments. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel.

SPDB Lease Financing
In September 2020, we received a commitment from SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers: STI San Telmo, STI Donald C. Trauscht, STI Esles II and STI Jardins. The aggregate net borrowing amount, which reflects the selling price less deposits to the lessor, under the arrangement is expected to be $93.6 million. A portion of the proceeds is expected to be utilized to repay the outstanding indebtedness related to these vessels under our 2017 Credit Facility. STI San Telmo and STI Donald C Trauscht are expected to be repaid in 28 equal quarterly installments and STI Esles II and STI Jardins are expected to be repaid in 32 equal quarterly installments. The lease financing bears interest at LIBOR plus a margin. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel. There is a purchase obligation for each vessel upon the expiration of their respective agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.

$49.7 Million Lease Financing
In September 2020, we received a commitment from a financial institution to sell and leaseback two MR product tankers: STI Galata and STI La Boca. The aggregate borrowing amount under the arrangement is expected to be $49.7 million. A portion of the proceeds is expected to be utilized to repay the outstanding indebtedness related to these vessels under our 2017 Credit Facility relating to these two vessels. Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly installments. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel. There is a purchase obligation for each vessel upon the expiration of their respective agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.

$12.0 Million Scrubber Financing
In September 2020, we received a commitment to upsize the lease financing arrangement with a financial institution by $12.0 million to finance the purchase and installation of scrubbers on six MR product tankers. The upsized portion of the lease financing will be used to finance up to $2.0 million of the purchase and installation price of each scrubber. The leases bear interest at LIBOR plus a margin and are expected to be repaid in 12 equal quarterly installments. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.
Convertible Notes
In September 2020, the conversion rate of our Convertible Notes due 2022 (the "2022 Notes") was adjusted to reflect the payment of a cash dividend with respect to our common shares. The new conversion rate for the 2022 Notes will be 26.2463 shares of common stock per $1,000 principal amount of the 2022 Notes, representing an increase of the prior conversion rate of 0.2263 common shares for each $1,000 principal amount of the 2022 Notes.

Between July 1, 2020 and October 7, 2020, we repurchased $52.3 million face value of our 2022 Notes at an average price of $894.12 per $1,000 principal amount, or $46.7 million.

Repurchase of Shares

In September 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million; the repurchased shares are being held as treasury shares.

New $250 Million Securities Repurchase Program

In September 2020, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, currently consist of our Convertible Notes due 2022 and Senior Notes due 2025 (NYSE: SBBA). As of October 7, 2020, there is $250 million available under the new $250 Million Securities Repurchase Program, and any future purchases of the Company's securities will be made under this program.

Delivery of STI Maximus

In September 2020, we took delivery of a scrubber-fitted MR product tanker, STI Maximus, under an eight-year bareboat charter agreement. The leasehold interest in this vessel was acquired as part our Trafigura Transaction that was announced in September 2019. The bareboat lease has similar terms and conditions as the other leased vessels in the Trafigura Transaction.

2013 Equity Incentive Plan

In September 2020, we issued an aggregate of 220,500 shares of restricted stock to certain of our employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, or the Plan. The share price on the issuance date was $11.15 per share. The vesting schedule for these restricted shares is (i) one-third of the shares will vest on June 5, 2023, (ii) one-third of the shares will vest on June 4, 2024, and (iii) one-third of the shares will vest on June 4, 2025, subject to certain conditions.

In September 2020, we issued an aggregate of 141,900 shares of restricted stock to certain SSH employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $11.15 per share. The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares will vest on June 5, 2023, (ii) one-third of the shares will vest on June 4, 2024, and (iii) one-third of the shares will vest on June 4, 2025, subject to certain conditions.

Overview
We, or the commercial pools that we operate in, generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.
    For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, finance leased or bareboat chartered-in vessels and for the charterhire expense for vessels that we time or bareboat charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs for owned, finance leased, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Customer pays	Pool does not pay
(1)    “Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)    “Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)    "Vessel operating costs" and "Charterhire expense" are defined below under “Important Financial and Operational Terms and Concepts.”
(4)    “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Please see our fleet list for a description of the employment arrangement for each of our vessels.
Our vessels are commercially managed by SCM and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement, as amended and restated from time to time. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms as those contained in the Master Agreement.
SCM’s commercial management services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools in which our vessels are employed.

SSM’s technical management services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.
We have also entered into an Amended Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. We reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio. Further, SSH has agreed, on behalf of itself and other members of Scorpio, that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Services Agreement may be terminated by us upon two years’ notice.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time and bareboat charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned, finance leased or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, a related party which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessels operating costs.
Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

    TCE revenue or rates. We report TCE revenue, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.
    The following table reflects our daily TCE and operating expenses for the six months ended June 30, 2020 and 2019. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of income or loss. See the section below entitled "Results of Operations" for the reconciliation of these amounts.

	For the six months ended June 30,
	2020	2019
Average Daily Results
TCE per revenue day (1)	$26,250	$16,470
Vessel operating costs per day(2)	$6,499	$6,414

LR2
TCE per revenue day (1)	$36,503	$19,948
Vessel operating costs per day(2)	$6,699	$6,748
Average number of vessels	42.0	38.0

LR1
TCE per revenue day (1)	$28,701	$16,221
Vessel operating costs per day(2)	$6,785	$6,377
Average number of vessels	12.0	12.0

MR
TCE per revenue day (1)	$21,196	$14,594
Vessel operating costs per day(2)	$6,291	$6,235
Average number of vessels	61.4	48.2

Handymax
TCE per revenue day (1)	$20,117	$14,644
Vessel operating costs per day(2)	$6,548	$6,240
Average number of vessels	20.9	21.0

Fleet data
Average number of vessels	136.3	119.2

Drydock
Expenditures for drydock, scrubbers and BWTS(3) (in thousands of U.S. dollars)	$119,805	$59,688
(1)    Freight rates are commonly measured in the shipping industry in terms of TCE per day, which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount

(TCE revenue) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(2)    Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
(3)    Includes payments for drydock, scrubbers and ballast water treatment systems, or BWTS.
Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Average number of vessels. Historical average number of owned or finance leased vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•global and regional economic and political conditions;
•increases and decreases in production of and demand for crude oil and petroleum products;
•increases and decreases in OPEC oil production quotas;
•the distance crude oil and petroleum products need to be transported by sea; and
•developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger during the quarters ended March 31 and December 31.
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools.  When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. Additionally, in September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges our vessels to effectively reduce such commissions to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ended on June 1, 2019.
    Pursuant to the Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
We also reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above.

Results of Operations
Results of Operations for the six months ended June 30, 2020 compared to the six months ended June 30, 2019

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Vessel revenue	$600,407	$346,635	$253,772	73%
Vessel operating costs	(161,221)	(138,152)	(23,069)	(17)%
Voyage expenses	(7,125)	(1,622)	(5,503)	(339)%
Charterhire	—	(4,399)	4,399	100%
Depreciation - owned or sale leaseback vessels	(94,943)	(88,183)	(6,760)	(8)%
Depreciation - right of use assets	(26,806)	(8,030)	(18,776)	(234)%
General and administrative expenses	(36,010)	(31,240)	(4,770)	(15)%
Financial expenses	(83,892)	(96,083)	12,191	13%
Financial income	860	5,843	(4,983)	(85)%
Other income (expenses), net	(702)	(13)	(689)	(5,300)%
Net income / (loss)	$190,568	$(15,244)	$205,812	NM
    Net income / (loss). Net income for the six months ended June 30, 2020 was $190.6 million, an increase of $205.8 million from the net loss of $15.2 million for the six months ended June 30, 2019. The differences between the two periods are discussed below.
    Vessel revenue. Vessel revenue for the six months ended June 30, 2020 was $600.4 million, an increase of $253.8 million, or 73%, from vessel revenue of $346.6 million for six months ended June 30, 2019. The increase in vessel revenue was driven by an increase in demand for product tankers. The most significant impact was from a reduction in the price of crude oil and refined oil products as a result of COVID-19. The consolidated daily TCE revenue increased to $26,250 per day for the six months ended June 30, 2020 from $16,470 per day for the six months ended June 30, 2019. This significant increase in consolidated daily TCE revenue is discussed under the heading 'Pool revenue' below. In addition, the increase in vessel revenue was affected by an increase in our number of operating vessels to an average of 136.3 operating vessels during the six months ended June 30, 2020 from an average of 119.2 operating vessels during the six months ended June 30, 2019, which was primarily the result of the Trafigura Transaction, whereby in September 2019, we acquired the leasehold interests in 19 vessels (11 MRs, four LR2s, and four MRs then under construction).  Three of the MRs under construction were delivered in the first quarter of 2020. Daily TCE revenue, by operating segment is discussed below.
    The following table depicts the components of our revenue, our daily TCE revenue and revenue days for the six months ended June 30, 2020 and 2019.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$211,567	$123,427	$88,140	71%
LR2	244,046	131,985	112,061	85%
Handymax	76,012	51,916	24,096	46%
LR1	56,855	35,177	21,678	62%
Total pool revenue	588,480	342,505	245,975	72%
Voyage revenue (spot market)	11,927	1,579	10,348	655%
Time charter-out revenue	—	2,551	(2,551)	(100)%
Gross revenue	600,407	346,635	253,772	73%
Voyage expenses	(7,125)	(1,622)	(5,503)	(339)%
TCE revenue (1)	$593,282	$345,013	$248,269	72%

Daily pool TCE by operating segment: (1)

MR pool	$21,439	$14,593	$6,846	47%
LR2 pool	37,406	19,919	17,487	88%
Handymax pool	20,145	14,820	5,325	36%
LR1 pool	28,713	16,221	12,492	77%
Consolidated daily pool TCE	26,575	16,502	10,073	61%
Voyage (spot market) - daily TCE	10,741	8,594	2,147	25%
Time charter-out - daily TCE	—	16,858	(16,858)	(100)%
Consolidated daily TCE	26,250	16,470	9,780	59%

Pool revenue days per operating segment
MR	9,869	8,443	1,426	17%
LR2	6,524	6,618	(94)	(1)%
Handymax	3,764	3,503	261	7%
LR1	1,980	2,167	(187)	(9)%
Total pool revenue days	22,137	20,731	1,406	7%
Voyage (spot market) revenue days	465	89	376	422%
Time charter-out revenue days	—	128	(128)	(100)%
Total revenue days	22,602	20,948	1,654	8%
(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. Pool revenue for the six months ended June 30, 2020 was $588.5 million, an increase of $246.0 million, or 72%, from $342.5 million for the six months ended June 30, 2019. The increase in pool revenue was primarily due to an increase in pool TCE revenue per day across all our operating segments, in addition to the growth of our fleet as a result of the Trafigura Transaction. The increase in TCE revenue per day during the six months ended June 30, 2020 can be characterized as follows:

•Supply and demand dynamics shifted favorably during the fourth quarter of 2019 and early in the first quarter of 2020, driven by the January 1, 2020 implementation date of the International Maritime Organization’s (“IMO”) low sulfur emissions standards.  The implementation of these standards impacted the trade flows of both crude and refined petroleum products which, combined with favorable supply and demand dynamics, resulted in improvements in daily spot market TCE rates.
•Towards the end of the first quarter of 2020, travel restrictions and other preventive measures to control the spread of the COVID-19 virus resulted in a precipitous decline in oil demand. Lack of corresponding production and refinery cuts resulted in a supply glut of oil and refined petroleum products, which was exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of petroleum products and contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products. These market conditions, which began in March 2020, had a disruptive impact on the supply and demand balance of product tankers, and resulted in significant and prolonged spikes in spot TCE rates as vessel availability tightened. These market conditions persisted for most of the second quarter of 2020 and began to abate in June 2020 as the underlying oil markets stabilized.

The increase in pool revenue was also driven by the increase in pool revenue days to 22,137 days during the six months ended June 30, 2020 from 20,731 days during the six months ended June 30, 2019, a result of the increase in the average number of vessels in our fleet from the Trafigura Transaction in September 2019.

MR pool revenue. MR pool revenue for the six months ended June 30, 2020 was $211.6 million, an increase of $88.1 million, or 71% from $123.4 million for the six months ended June 30, 2019. The increase in pool revenue was driven by the aforementioned shifts in global supply and demand dynamics brought on by the new IMO emissions standards along with the COVID-19 pandemic. The daily pool TCE revenue increased to $21,439 per day from $14,593 per day during the six months ended June 30, 2020 and 2019, respectively. In addition, the number of pool revenue days increased to 9,869 from 8,443 during the six months ended June 30, 2020 and 2019, respectively, primarily from the vessels acquired in the Trafigura Transactions, which accounted for 2,305 pool revenue days during the six months ended June 30, 2020. This increase in pool revenue days was offset by 18 MRs that operated in the pool for an aggregate 3,227 days during the six months ended June 30, 2019 but had 1,069 offhire days for drydock, BWTS or scrubber installations during the six months ended June 30, 2020.

LR2 pool revenue. LR2 pool revenue for the six months ended June 30, 2020 was $244.0 million, an increase of $112.1 million, or 85%, from $132.0 million for the six months ended June 30, 2019. The increase in pool revenue was driven by demand dynamics brought on by the new IMO emissions standards along with the COVID-19 pandemic. Floating storage opportunities resulting from volatility in the underlying oil markets particularly benefited larger vessel classes such as LR2s and LR1s during the six months ended June 30, 2020. The daily TCE revenue increased to $37,406 from $19,919 during the six months ended June 30, 2020 and 2019, respectively. This increase was offset by a decrease in pool revenue days to 6,524 from 6,618 days during the six months ended June 30, 2020 and 2019, respectively, which was the result of (i) 16 LR2 vessels having 850 offhire days for drydock, BWTS or scrubber installations during the six months ended June 30, 2020 as compared to four LR2 vessels having 210 offhire days for drydock, BWTS or scrubber installations during the six months ended June 30, 2019, and (ii) the acquisition of the leasehold interests of four LR2 product tankers from the September 2019 Trafigura Transaction that operated in the Scorpio LR2 pool for an aggregate of 555 days during the six months ended June 30, 2020.
Handymax pool revenue. Pool revenue from Handymax vessels for the six months ended June 30, 2020 was $76.0 million, an increase of $24.1 million, or 46%, from $51.9 million for the six months ended June 30, 2019. The increase in pool revenue was primarily driven the aforementioned shifts in global supply and demand dynamics brought on by the new IMO emissions standards along with the COVID-19 pandemic. Daily TCE revenue increased to $20,145 from $14,820 during the six months ended June 30, 2020 and 2019, respectively. The increase in pool TCE revenue was also driven by an increase in pool revenue days to 3,764 from 3,503 days during the six months ended June 30, 2020 and 2019, respectively. This increase was primarily the result of seven Handymax vessels that either operated directly in the spot market (out of the pool) or were offhire for drydock during the six months ended June 30, 2019 (resulting in an aggregate increase of 286 pool revenue days), offset by two Handymax vessels that were offhire for an aggregate of 36 days for drydock or BWTS installations during the six months ended June 30, 2020.
LR1 pool revenue. Pool revenue from LR1 vessels for the six months ended June 30, 2020 was $56.9 million, an increase of $21.7 million, or 62%, from $35.2 million for the six months ended June 30, 2019. The increase in pool revenue was driven by the aforementioned shifts in global supply and demand dynamics brought on by the new IMO emissions standards along with the COVID-19 pandemic. Floating storage opportunities resulting from volatility in the underlying oil markets particularly benefited larger vessel classes such as LR2s and LR1s during the six months ended June 30, 2020. The daily pool TCE revenue increased to $28,713 from $16,221 during the six months ended June 30, 2020 and 2019, respectively. The increase in the daily TCE rate was offset by a decrease in pool revenue days to 1,980 days from 2,167 days during the six months ended June 30, 2020 and 2019, respectively. Three LR1 product tankers had 188 offhire days for drydock, BWTS or scrubber installations during the six months ended June 30, 2020.

Voyage revenue (spot market). Voyage revenue for the six months ended June 30, 2020 was $11.9 million, an increase of $10.3 million, or 655%, from $1.6 million for the six months ended June 30, 2019. This increase was primarily the result of an increase in the number of days our vessels operated in the spot market during the six months ended June 30, 2020 which was primarily the result of positioning voyages immediately preceding, or subsequent to vessel drydocks. Ten product tankers operated in the spot market on a voyage charter for 465 days during the six months ended June 30, 2020. Five product tankers operated in the spot market on voyage charters for an aggregate of 89 days during the six months ended June 30, 2019.
Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the six months ended June 30, 2020 was $0.0 million, a decrease of $2.6 million, or 100% from $2.6 million for the six months ended June 30, 2019. Time charter-out revenue, by operating segment, consists of the following:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Handymax	$—	$1,681	$(1,681)	(100)%
LR2	—	870	(870)	(100)%
Total voyage revenue (spot market)	$—	$2,551	$(2,551)	(100.0)%
The following table summarizes the terms of our time chartered-out vessels during the six months ended June 30, 2019:

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Vessel operating costs. Vessel operating costs for the six months ended June 30, 2020 were $161.2 million, an increase of $23.1 million, or 17%, from $138.2 million for the six months ended June 30, 2019. The overall increase was due to an increase in operating days to 24,806 from 21,539 during the six months ended June 30, 2020 and 2019, respectively. Daily vessel operating costs increased slightly to $6,499 per day from $6,414 per day during the six months ended June 30, 2020 and 2019, respectively.

The following table is a summary of our vessel operating costs by operating segment:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	change
Vessel operating costs
MR	$70,213	$54,173	$(16,040)	(30)%
LR2	51,286	46,411	(4,875)	(11)%
Handymax	24,904	23,717	(1,187)	(5)%
LR1	14,818	13,851	(967)	(7)%
Total vessel operating costs	$161,221	$138,152	$(23,069)	(17)%

Vessel operating costs per day
MR	$6,291	$6,235	$(56)	(1)%
LR2	6,699	6,748	49	1%
Handymax	6,548	6,240	(308)	(5)%
LR1	6,785	6,377	(408)	(6)%
Consolidated vessel operating costs per day	6,499	6,414	(85)	(1)%

Operating days
MR	11,175	8,688	2,487	29%
LR2	7,644	6,878	766	11%
Handymax	3,803	3,801	2	—%
LR1	2,184	2,172	12	1%
Total operating days	24,806	21,539	3,267	15%

MR vessel operating costs. Vessel operating costs for MR vessels that are owned, finance leased, or bareboat chartered-in for the six months ended June 30, 2020 were $70.2 million, an increase of $16.0 million, or 30%, from $54.2 million for the six months ended June 30, 2019. This increase was primarily due to an increase in operating days to 11,175 from 8,688 days during the six months ended June 30, 2020 and 2019, respectively as a result of the acquisition of leasehold interests in 14 MR product tankers that were acquired in the September 2019 Trafigura Transaction (including three MRs that were delivered in the first quarter of 2020), resulting in an aggregate increase of 2,439 operating days. Daily vessel operating costs remained stable, increasing slightly to $6,291 per day from $6,235 per day during the six months ended June 30, 2020 and 2019, respectively.
LR2 vessel operating costs. Vessel operating costs for LR2 vessels owned, finance leased or bareboat chartered-in for the six months ended June 30, 2020, were $51.3 million, an increase of $4.9 million, or 11% from $46.4 million for the six months ended June 30, 2019. This increase was primarily due to an increase in operating days to 7,644 days from 6,878 days during the six months ended June 30, 2020 and 2019. This increase was the result of the acquisition of the leasehold interests in four LR product tankers that were acquired in the September 2019 Trafigura Transaction, resulting in an aggregate increase of 728 operating days. Daily LR2 vessel operating costs remained stable, decreasing slightly to $6,699 per day from $6,748 per day during the six months ended June 30, 2020 and 2019, respectively.
Handymax vessel operating costs. Vessel operating costs for Handymax vessels owned, finance leased, or bareboat chartered-in for the six months ended June 30, 2020 were $24.9 million, an increase of $1.2 million, or 5%, from $23.7 million for the six months ended June 30, 2019. This increase was the result of an increase in daily vessel operating costs to $6,548 per day from $6,240 per day during the six months ended June 30, 2020 and 2019, respectively. The increase was primarily driven by additional spares and stores expenses incurred when certain vessels underwent drydock and BWTS installations. Operating days for owned, finance leased, or bareboat chartered-in Handymax vessels remained consistent at 3,803 and 3,801 days during the six months ended June 30, 2020 and 2019, respectively.

LR1 vessel operating costs. Vessel operating costs for LR1 vessels owned or finance leased, for the six months ended June 30, 2020 were $14.8 million, an increase of $1.0 million, or 7%, from $13.9 million for the six months ended June 30, 2019. Vessel operating costs per day increased to $6,785 per day from $6,377 per day during the six months ended June 30, 2020 and 2019, respectively. This increase was primarily driven by an increase in repairs and maintenance costs on certain LR1s during the six months ended June 30, 2020. Operating days for owned or finance leased LR1 vessels remained relatively consistent at 2,184 and 2,172 days during the six months ended June 30, 2020 and 2019, respectively.
    Charterhire. There was no charterhire expense for the six months ended June 30, 2020. Charterhire expense for the six months ended June 30, 2019 was $4.4 million. The decrease was driven by the adoption of IFRS 16 - Leases on January 1, 2019. Under IFRS 16 - Leases, there is no charterhire expense as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).  The charterhire expense recorded during the six months ended June 30, 2019 related to time or bareboat chartered-in vessels whose term expired within 12 months of the transition date of IFRS 16 and thus qualified for the practical expedient to be excluded from the standard’s scope.
Depreciation - owned or sale leaseback vessels. Depreciation expense on owned or sale leaseback vessels for the six months ended June 30, 2020 was $94.9 million, an increase of $6.8 million, or 8%, from $88.2 million during the six months ended June 30, 2019. Depreciation expense in future periods is expected to increase as the Company installs ballast water treatment systems and/or scrubbers on certain of its vessels in 2020. The Company expects to depreciate the majority of the cost of this equipment over each vessel’s remaining useful life.
Depreciation - right of use assets. Depreciation - right of use assets for the six months ended June 30, 2020 was $26.8 million, an increase of $18.8 million, or 234%, from $8.0 million during the six months ended June 30, 2019. Depreciation expense – right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 – Leases. Right of use asset depreciation expense increased as a result of the Trafigura Transaction, whereby we acquired the leasehold interests in 19 vessels in September 2019 (11 MRs, four LR2s, and four MRs then under construction).  Three of the MRs under construction were delivered in the first quarter of 2020, and all vessels acquired as part of the Trafigura Transaction are being accounted for as right of use assets under IFRS 16 - Leases.  The right of use asset depreciation for these vessels is approximately $0.2 million per MR per month and $0.3 million per LR2 per month.
General and administrative expenses. General and administrative expenses for the six months ended June 30, 2020 were $36.0 million, an increase of $4.8 million, or 15% from $31.2 million during the six months ended June 30, 2019. This increase was primarily driven by an increase in compensation expenses and restricted stock amortization.
Financial expenses. Financial expenses for the six months ended June 30, 2020 were $83.9 million, a decrease of $12.2 million, or 13%, from $96.1 million during the six months ended June 30, 2019. The change was the result of (i) a decrease in LIBOR rates during the six months ended June 30, 2020 compared to the six months ended June 30, 2019, (ii) a reduction of $2.4 million in non-cash accretion of our Convertible Notes, primarily driven by our Convertible Notes due 2019 that matured and were repaid in July 2019 and (iii) a decrease of $1.0 million in write-off and amortization of deferred financing fees. These decreases were offset by an increase in average debt outstanding to $3.2 billion from $2.9 billion during the six months ended June 30, 2020 and 2019, respectively. The increase in average debt outstanding is primarily driven by the assumption $670 million of lease liabilities as a result of the September 2019 Trafigura Transaction, which are being accounted for under IFRS 16 - Leases .
Financial expenses for the six months ended June 30, 2020 consisted of interest expense of $74.2 million, non-cash accretion of our Convertible Notes due 2022 of $4.6 million, amortization and write-off of deferred financing fees of $3.4 million, and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from Navig8 Product Tankers Inc., or NPTI, of $1.7 million.
Financial expenses for the six months ended June 30, 2019 consisted of interest expense of $82.9 million, non-cash accretion of our Convertible Notes due 2019 and 2022 of $7.0 million, write-offs and accelerations of deferred financing fees of $0.3 million, amortization of deferred financing fees of $4.1 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from NPTI of $1.8 million.
Financial income. Financial income for the six months ended June 30, 2020 was $0.9 million, a decrease of $5.0 million, or 85%, from $5.8 million during the six months ended June 30, 2019. Financial income primarily related to interest income earned on our interest bearing cash accounts. Cash balances and interest rates in these accounts were significantly higher in the six months ended June 30, 2019 as compared to the six months ended June 30, 2020.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools or on time charter, in addition to cash on hand. The Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
    The financing for (i) three vessels under our KEXIM Credit Facility is scheduled to mature in January 2021, (ii) two vessels under our ING Credit Facility is scheduled to mature in March 2021, and (iii) two vessels under our 2018 NIBC Credit Facility is scheduled to mature in June 2021. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and charterhire commitments) for a period of at least twelve months from October 7, 2020.
As of June 30, 2020, our cash balance was $250.6 million, which was $48.3 million higher than our cash balance of $202.3 million as of December 31, 2019.
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value, or are in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
Our long-term liquidity needs as of June 30, 2020 consisted of our debt repayment obligations for our secured credit facilities, lease financing arrangements, Senior Notes due 2025, Convertible Notes due 2022, obligations under our bareboat charter-in arrangements (which are accounted for under IFRS 16 - Leases) and obligations for the purchase of scrubbers and ballast water treatment systems.
Cash Flows
    The table below summarizes our sources and uses of cash for the six months ended June 30, 2020 and 2019, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2020	2019
Cash flow data
Net cash inflow / (outflow)
Operating activities	$292,095	$121,277
Investing activities	(119,805)	(59,688)
Financing activities	(124,001)	(188,022)
Cash flows from operating activities
Six Months Ended June 30, 2020 compared to 2019
The following table sets forth the components of our operating cash flows for the six months ended June 30, 2020 and June 30, 2019, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Vessel revenue (1)	$600,407	$346,635	$253,772	73%
Vessel operating costs (1)	(161,221)	(138,152)	(23,069)	(17)%
Voyage expenses (1)	(7,125)	(1,622)	(5,503)	(339)%
Charterhire (1)	—	(4,399)	4,399	100%
General and administrative expenses - cash (2)	(20,655)	(17,380)	(3,275)	(19)%
Financial expenses - cash (3)	(74,186)	(82,898)	8,712	11%
Change in working capital (4)	(45,283)	13,263	(58,546)	(441)%
Financial income - cash	580	5,579	(4,999)	(90)%
Other	(422)	251	(673)	(268)%
Operating cash flow	$292,095	$121,277	$170,818	141%
(1)     See "Results of Operations" for information on these variations for the six months ended June 30, 2020 and 2019.
(2)     Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of income or loss excluding the amortization of restricted stock of $15.4 million and $13.9 million for the six months ended June 30, 2020 and 2019, respectively.
(3)     Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of income or loss excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $3.4 million and $4.4 million for the six months ended June 30, 2020 and 2019, respectively; (ii) accretion of our Convertible Notes due 2019 and 2022 of $4.6 million and $7.0 million for the six months ended June 30, 2020 and 2019, respectively; and (iii) accretion or amortization of the fair value measurement applied to the debt and finance lease obligations assumed in the merger with NPTI of $1.7 million and $1.8 million for the six months ended June 30, 2020 and 2019, respectively.
(4) The change in working capital for the six months ended June 30, 2020 was driven by increases in inventories and accounts receivable, decreases in accounts payable and accrued expenses, offset by decreases in prepaid expenses and other current assets, and other assets. The most significant change was the increase in accounts receivable which was due to the significant increase in revenue during the six months ended June 30, 2020 and the timing of cash receipts. The other changes were primarily driven by the timing of cash receipts and payments.
    The change in working capital for the six months ended June 30, 2019 was driven by a decrease in accounts receivable, and increases in accrued expenses, accounts payable, and other assets. The increase in other assets was driven by an increase in pool working capital contributions as a result of two Handymax product tankers and an LR2 product tanker that entered the Scorpio Pools during the six months ended June 30, 2019. The changes in accounts receivable, accrued expenses, and accounts payable were driven by the timing of cash receipts and payments.
Cash flows from investing activities
The following table depicts the components of our investing activities for six months ended June 30, 2020 and June 30, 2019, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Cash outflows
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)(1)	(119,805)	(59,688)	(60,117)	(101)%

Net cash outflow from investing activities	(119,805)	(59,688)	(60,117)	(101)%
(1)     Drydock, scrubbers and BWTS payments represent the cash paid for the six months ended June 30, 2020 and 2019 for the drydocking of our vessels, and payments made as part of the agreements to purchase and install scrubbers and BWTS. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the six months ended June 30, 2020 and 2019.
Cash flows from financing activities
The following table depicts the components of our financing activities for the six months ended June 30, 2020 and 2019 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$279,969	$—	$279,969	N/A
Proceeds from issuance of Senior Notes due 2025 (1)	28,100	—	28,100	N/A
Proceeds from finance lease arrangements (1)	10,125	—	10,125	N/A
Gross proceeds from issuance of common stock (2)	2,601	—	2,601	N/A
Total financing cash inflows	320,795	—	320,795	N/A

Cash outflows
Repayments into our secured credit facilities (1)	(266,608)	(51,886)	(214,722)	(414)%
Payments under finance leases (1)	(61,299)	(57,369)	(3,930)	(7)%
Right of use finance lease repayments (1)	(41,668)	(7,129)	(34,539)	(484)%
Repayment of Convertible Notes (3)	—	(2,266)	2,266	100%
Repayments of Unsecured Senior Notes (1)	(53,750)	(57,500)	3,750	7%
Dividend payments (4)	(11,739)	(10,279)	(1,460)	(14)%
Common stock repurchases	—	(1)	1	100%
Debt issuance costs (5)	(9,706)	(1,288)	(8,418)	(654)%
Equity issuance costs (6)	(26)	(295)	269	91%
Increase in restricted cash	—	(9)	9	100%
Total financing cash outflows	(444,796)	(188,022)	(256,774)	(137)%

Net cash outflow from financing activities	$(124,001)	$(188,022)	$64,021	34%
(1)    Cash drawdowns and repayments on our secured credit facilities, unsecured debt, lease financing arrangements and leases being accounted for under IFRS 16 - Leases during the six months ended June 30, 2020 and 2019 consisted of:

	2020		2019
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
KEXIM Credit Facility	—	(136,856)	—	(16,825)
ABN AMRO Credit Facility	—	(91,954)	—	(4,278)
ING Credit Facility	72,125	(6,369)	—	(6,368)
2018 NIBC Credit Facility	3,125	(1,615)	—	(1,617)
2017 Credit Facility	—	(6,632)	—	(6,632)
Credit Agricole Credit Facility	—	(4,284)	—	(4,283)
ABN AMRO / K-Sure Credit Facility	—	(1,926)	—	(1,925)
Citibank / K-Sure Credit Facility	—	(4,209)	—	(4,208)
ABN AMRO / SEB Credit Facility	3,249	(5,750)	—	(5,750)
Hamburg Commercial Credit Facility	1,429	(1,618)	—	—
Prudential Credit Facility	—	(2,311)	—	—
2019 DNB / GIEK Credit Facility	31,850	(979)	—	—
BNPP Sinosure Credit Facility	66,991	(2,105)	—	—
2020 $225 Million Credit Facility	101,200	—	—	—
Total Secured Credit Facilities	279,969	(266,608)	—	(51,886)
Unsecured Senior Notes due 2019	—	—	—	(57,500)
Unsecured Senior Notes due 2020	—	(53,750)	—	—
Unsecured Senior Notes due 2025	28,100	—	—	—
Total Unsecured Senior Notes	28,100	$(53,750)	$—	(57,500)
Ocean Yield Lease Financing	—	(5,432)	—	(5,246)
CMBFL Lease Financing	—	(2,453)	—	(2,454)
BCFL Lease Financing (LR2s)	—	(4,111)	—	(3,737)
CSSC Lease Financing	—	(8,653)	—	(8,655)
CSSC Scrubber Lease Financing	—	(2,744)	—	—
BCFL Lease Financing (MRs)	—	(5,778)	—	(5,408)
2018 CMBFL Lease Financing	10,125	(5,058)	—	(5,058)
$116.0 Million Lease Financing	—	(3,502)	—	(3,243)
AVIC Lease Financing	—	(5,896)	—	(5,896)
China Huarong Lease Financing	—	(6,750)	—	(6,750)
$157.5 Million Lease Financing	—	(7,072)	—	(7,072)
COSCO Lease Financing	—	(3,850)	—	(3,850)
Total Finance Leases	10,125	(61,299)	—	(57,369)
IFRS 16 - Leases - 7 Handymax	—	(7,629)	—	(3,784)
IFRS 16 - Leases - Three MRs	—	(3,575)	—	(3,345)
$670.0 Million Lease Financing	—	(30,464)	—	—
Total Lease Liability - IFRS 16	—	(41,668)	—	(7,129)

(2)    In June 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million under its previously announced “at the market” offering program pursuant to which we may sell up to $100 million of our common shares.
(3)    In March 2019, we repurchased $2.29 million face value of our Convertible Notes due 2019.
(4)    Dividend payments to shareholders were $11.7 million and $10.3 million for the six months ended June 30, 2020 and 2019, respectively. These dividends represent total dividends of $0.20 per share (based on the number of shares outstanding on each of the record dates) during the six months ended June 30, 2020 and 2019.
(5)     Relates to debt issuance costs incurred for our secured credit facilities, unsecured senior notes and lease financing arrangements.
(6)     Relates to payments made for expenses previously incurred as part of the Company's underwritten offerings of common shares.

Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured facilities, lease financing arrangements, unsecured senior notes and convertible senior notes. Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interest of each vessel owning subsidiary under the specific facility.
    Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company's business.
    We were in compliance with all covenants relating to our borrowings as of June 30, 2020 and December 31, 2019.
     The following table summarizes our outstanding indebtedness as of June 30, 2020 and October 7, 2020. The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings, and do not reflect any unamortized deferred financing fees or discounts / premiums attributable to the indebtedness assumed from NPTI as part of the initial purchase price allocation for the merger with NPTI in 2017.

In thousands of U.S. Dollars	Amount outstanding at June 30, 2020	Amount outstanding at October 7, 2020
KEXIM Credit Facility	$62,158	41,722	(6)
ABN AMRO Credit Facility	—	—
ING Credit Facility	197,195	196,832	(3)
2018 NIBC Credit Facility	33,131	32,098
2017 Credit Facility	124,867	92,247	(8)
Credit Agricole Credit Facility	86,444	84,302
ABN AMRO / K-Sure Credit Facility	43,753	42,790
Citibank / K-Sure Credit Facility	91,025	88,921
ABN AMRO / SEB Credit Facility	100,824	99,513	(2)
Hamburg Commercial Credit Facility	41,961	41,138
Prudential Credit Facility	53,152	51,303
2019 DNB / GIEK Credit Facility	30,871	29,892
BNPP Sinosure Credit Facility	64,886	89,781	(6)
2020 $225 Million Credit Facility	101,200	142,365	(7)
Ocean Yield Lease Financing	144,100	141,323
CMBFL Lease Financing	54,609	—	(7)
BCFL Lease Financing (LR2s)	89,037	88,538	(1)
CSSC Lease Financing	220,562	216,235
CSSC Scrubber Lease Financing	8,232	8,363	(5)
BCFL Lease Financing (MRs)	82,032	80,871	(1)
2018 CMBFL Lease Financing	131,496	128,244
$116.0 Million Lease Financing	102,538	106,054	(1)
AVIC Lease Financing	121,413	118,465
China Huarong Lease Financing	117,000	113,625
$157.5 Million Lease Financing	130,871	127,335
COSCO Lease Financing	72,600	70,675
2020 CMBFL Lease Financing	—	45,383	(8)
IFRS 16 - Leases - 7 Handymax	6,792	4,513
IFRS 16 - Leases - Three MRs	40,617	38,777	(1)
$670.0 Million Lease Financing	586,141	606,675	(9)
Senior Notes due 2025	28,100	28,100
Convertible Notes due 2022	203,500	151,229	(4)
Total	$3,171,107	$3,107,309

(1) In April 2020, we executed agreements to increase the borrowing capacities of several of our lease financing arrangements by up to $1.9 million per vessel, the proceeds of which are to be used to partially finance the purchase and installation of scrubbers on certain vessels. Three vessels are under our BCFL Lease Financing (LR2s) arrangement, five vessels are under our BCFL Lease Financing (MRs) arrangement, four vessels are under our $116.0 Million Lease Financing arrangement and three vessels are under our IFRS-16 - Leases - Three MRs arrangement for an aggregate of fifteen vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.

In July 2020, we drew down $9.4 million on these agreements to partially finance the purchase and installation of scrubbers on five vessels as follows: (i) BCFL Lease Financing (LR2s) - $1.8 million on STI Solace; (ii) BCFL Lease Financing (MRs) - $1.9 million on STI Onyx; and (iii) $116.0 Million Lease Financing - $5.7 million on STI Oxford, STI Queens and STI Gramercy.

(2) In July 2020, we drew down $1.6 million to partially finance the purchase and installation of a scrubber on STI Connaught.

(3) In July 2020, we drew an aggregate of $3.3 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on STI Pontiac, STI Osceola and STI Lombard. The drawdowns of approximately $1.1 million per vessel bear interest at LIBOR plus a margin of 1.95%. STI Pontiac will be repaid in seven quarterly principal payments of approximately $0.1 million with the balance due upon maturity in June 2022. The other two vessels will be repaid in quarterly principal payments of approximately $0.7 million in aggregate with the balance due upon maturity in March 2021.

In September 2020, we drew an aggregate of $2.6 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on STI Black Hawk and STI Notting Hill. These borrowings will be repaid in seven quarterly principal payments of approximately $0.3 million in aggregate with the balance due upon maturity in June 2022.

(4) During July, August and September 2020, we repurchased an aggregate $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.

(5) In August 2020, we drew down $1.6 million to partially finance the purchase and installation of the scrubber on STI Gratitude.

(6) In September 2020, we drew down $24.9 million under our BNPP Sinosure Credit Facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by STI Orchard which was previously financed under our KEXIM Credit Facility. As part of this transaction, we repaid the outstanding indebtedness of $16.2 million related to this vessel under our KEXIM Credit Facility.

(7) In September 2020, we drew down $43.7 million under our 2020 $225.0 Million Credit Facility. The net proceeds were used to partially refinance the outstanding indebtedness of $54.6 million on STI Pride and STI Providence which were previously financed under our CMBFL Lease Financing.

(8) In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers, STI Leblon and STI Bosphorus ("2020 CMB Lease Financing"). In September 2020, we closed on the sale and leaseback of STI Leblon and STI Bosphorus, borrowing $45.4 million under this agreement. As part of this transaction, we repaid the outstanding indebtedness of $30.1 million related to these vessels under our 2017 Credit Facility. Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly repayments. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities.

(9) In September 2020, we took delivery of a scrubber-fitted MR product tanker, STI Maximus, under an eight-year bareboat charter agreement. The leasehold interest in this vessel was acquired as part of the Trafigura Transaction that was announced in September 2019. The bareboat lease has similar terms and conditions as the other leased vessels in the Trafigura Transaction. As part of this non-cash transaction, we recognized a $35.2 million right of use liability.

Secured Debt
2019 DNB/GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). In March 2020, we drew $31.9 million from this facility to refinance the existing debt on one of our vessels, STI Sloane, that was previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.4 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
The remaining availability under this credit facility is expected to be utilized to refinance the existing debt on an additional vessel that is currently financed under the KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche and guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility".
These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility. The remaining amount available under the 2019 DNB/GIEK Credit Facility is expected to be drawn within 2020, the timing of which will align with the installation of scrubbers on certain of our vessels. The 2019 DNB/GIEK Credit Facility matures in July 2024 and bears interest at LIBOR plus a margin of 2.5% per annum. The amounts drawn as of June 30, 2020 under the 2019 DNB / GIEK Credit Facility will be repaid in equal quarterly installments of $1.0 million. Once fully drawn, the 2019 DNB / GIEK Credit Facility is expected to be repaid in equal quarterly installments of approximately $1.6 million per quarter in aggregate, with a balloon payment due at maturity.
Our 2019 DNB / GIEK Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of the date of the agreement and 135% at all times thereafter.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. In March 2020, we drew $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
In June 2020, we drew $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees) which was previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel under our KEXIM Credit Facility as part of this transaction. The remaining availability under this credit facility is expected to be utilized to refinance three vessels that are currently financed under our KEXIM Credit Facility.
The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is insured by the China Export & Credit Insurance Corporation ("Sinosure"). The amounts drawn in March and June 2020 were split evenly between the two facilities. These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (and not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for future en bloc drawdowns on September 15, 2020, December 15, 2020 and March 15, 2021. Based on the amounts borrowed as of June 30, 2020, the Sinosure Facility is expected to be repaid in 10 semi-annual installments of $3.3 million, with the repayment amounts gradually expected to increase to $6.7 million as the facility is drawn in future periods (with separate repayment periods as each tranche of the loan is drawn down). The Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.
2018 NIBC Credit Facility
In April 2020, we drew $3.1 million from our upsized $35.7 million term loan facility with NIBC Bank N.V. to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in June 2021, bears interest at LIBOR plus a margin of 2.50% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.

Hamburg Commercial Bank Credit Facility
In April 2020, we drew $1.4 million from our Hamburg Commercial Bank Credit Facility to partially finance the purchase and installation of a scrubber on one of our vessels. This drawdown reflects the remaining availability under this facility. All tranches (including those previously drawn) of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum and are expected to be repaid in equal quarterly installments of approximately $0.8 million in aggregate, with a balloon payment due at maturity.
ING Credit Facility
In May 2020, we executed an agreement to upsize our $179.2 million credit facility with ING Bank N.V. to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley) which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
The upsized loan has a final maturity of five years from the initial drawdown date, and bears interest at LIBOR plus a margin. The upsized portion of the loan is scheduled to be repaid in equal installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to our existing credit facilities.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby) that were previously financed under the ABN AMRO Credit Facility, which was scheduled to mature during the third quarter of 2020. We repaid the outstanding indebtedness of $87.7 million on our ABN AMRO Credit Facility as part of this transaction. The remaining availability under this credit facility is expected to be used to refinance the existing debt on five vessels and scrubbers on two LR2s.
The borrowing amount of the facility is the lower of $225.0 million in aggregate and 55% of the fair market value of the vessels. The loan has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is expected to be repaid in equal installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.
ABN AMRO / SEB Credit Facility
In June 2020, we drew $3.2 million from the upsized ABN AMRO / SEB Credit Facility to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in March 2023, bears interest at LIBOR plus a margin of 2.60% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.
Lease Financing
AVIC Lease Financing
In February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement by $8.0 million to partially finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are part of the arrangement. The upsized portion of the lease financing will be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. The upsized portion of the lease financing is expected to have final maturity of 3.0 years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is expected be repaid in quarterly principal payments of approximately $0.2 million per vessel.

2018 CMBFL Lease Financing
In May 2020, we drew an aggregate of $10.1 million under the scrubber portion of our 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum and will be repaid in quarterly principal payments of approximately $0.1 million per vessel.
BCFL Lease Financing (MRs and LR2s)
In April 2020, we executed agreements to increase the borrowing capacities of our BCFL Lease Financing arrangements (MRs and LR2s) by up to $1.9 million per vessel, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on certain vessels. Three vessels are under our BCFL Lease Financing (LR2s) arrangement and five vessels are under our BCFL Lease Financing (MRs) arrangement. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
$116.0 Million Lease Financing
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
IFRS 16 - Leases - Three MRs
In April 2020, we executed agreements to increase the borrowing capacity of three vessels under our IFRS 16 - Leases - Three MRs lease arrangement by up to $1.9 million per vessel, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
2020 CMB Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers: STI Leblon and STI Bosphorus. The aggregate borrowing amount under the arrangement was $45.4 million. A portion of the proceeds were utilized to repay the outstanding indebtedness related to these vessels under our 2017 Credit Facility. Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly repayments. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel.
Unsecured Debt
Senior Notes due 2020
In May 2020, our Senior Notes due 2020 matured and the outstanding principal balance of $53.8 million was repaid in full.
Senior Notes due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.0% senior unsecured notes due June 30, 2025 (the “Senior Notes due 2025”) in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
The Senior Notes due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes due 2025 are senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes due 2025. The Senior Notes due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBBA.”
The Senior Notes due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. Prior to June 30, 2022, we may repurchase in whole, but not in part, the Senior Notes due 2025 at a redemption price equal to 104% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest to, but excluding, the date of redemption upon the occurrence of certain change of control events.
The financial covenants under our Senior Notes due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The outstanding balance was $28.1 million as of June 30, 2020 and we were in compliance with the financial covenants relating to the Senior Notes due 2025 as of that date.

Convertible Notes due 2022
The conversion rate of our Convertible Notes due 2022 is subject to change upon the issuance of a dividend. The table below details the dividends issued through October 7, 2020 and the corresponding effect on the conversion rate of the Convertible Notes due 2022.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
September 9, 2020	$0.10	26.2463
(1) Per $1,000 principal amount of the Convertible Notes due 2022.
The carrying values of the liability component of the Convertible Notes due 2022 as of June 30, 2020 and December 31, 2019, were $184.6 million and $180.0 million, respectively. We incurred $1.5 million of coupon interest and $2.3 million of non-cash accretion during the six months ended June 30, 2020.

IFRS 16 - lease liabilities
IFRS 16 - Leases - 7 Handymax
During the six months ended June 30, 2020, we extended the term of the bareboat agreements for two Handymax vessels, Silent and Single into June 2020 and Star I into July 2020 at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases. Accordingly, we recognized right of use assets of $1.6 million and corresponding lease liabilities of $1.6 million based upon our incremental borrowing rate of 4.03%. The bareboat charters on two of the fixed rate Handymax vessels, Silent and Single, expired in June 2020 and Star I expired in July 2020.
$670 Million Lease Financing
During the six months ended June 30, 2020, we recorded lease liabilities and corresponding right of use assets upon the delivery of three MR vessels, whose leasehold interests were acquired as part of the Trafigura Transaction (STI Miracle, STI Maestro and STI Mighty). The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $103.6 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $13.3 million, and (iii) other initial direct costs of $3.1 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).
These leases are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with this covenant as of June 30, 2020.
The estimated lease commitment at June 30, 2020 was $35.2 million relating to the remaining undelivered vessel.

Capital Expenditures
Drydock
    The following table summarizes drydock activity during the six months ended June 30, 2020

Drydock	Handymax			MR			LR1			LR2			Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2019			$533			$3,334			—			$4,539			$8,406
Costs incurred in 2020			1,417			8,364			60			10,460			20,301
Drydock completed in 2020 (1)	1	37	1,947	9	708	10,153	—	—	—	12	955	13,650	22	1,700	25,750
Drydock in-progress at June 30, 2020			$3			$1,545			$60			$1,349			$2,957
(1) Includes 433 offhire days from 2019. Offhire days include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts for vessels completed in 2019.
As our fleet matures, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention and the IMO's sulfur emissions regulations which were effective starting from January 1, 2020 as described in "Item 3. Key Information - D. Risk Factors," and "Item 4. Information on the Company - B. Business Overview", respectively, in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on March 31, 2020, we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.
Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey.
    We expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). In June and September 2019, we exercised the option to retrofit 14 and 7 additional vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement with one of our counterparties to postpone the purchase and installation of scrubbers on 19 of our vessels. The installation of these scrubbers is now expected to begin not earlier than 2021.

    As of December 31, 2019, in addition to the Trafigura vessels, which already had scrubbers and BWTS, we installed 32 of our vessels with scrubbers and 28 with BWTS. As of June 30, 2020, we installed 29 of our vessels with scrubbers and 17 with BWTS.

    The following table summarizes BWTS activity during the six months ended June 30, 2020:

Ballast Water Treatment System	Handymax			MR			LR1			LR2			Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
BWTS in-progress at December 31, 2019			$821			$594			—			$1,141			$2,556
Costs incurred in 2020 (1)			2,008			12,190			—			12,841			27,039
BWTS completed in 2020 (2)	1	37	2,829	8	651	11,244	—	—	—	8	674	13,299	17	1,362	27,372
BWTS in-progress at June 30, 2020			$—			$2,358			$—			$1,290			$2,223
(1) Includes capitalized interest of $0.2 million

(2) Includes 394 offhire days from 2019. Offhire days include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts for vessels completed in 2019.
    The following table summarizes scrubber activity during the six months ended June 30, 2020:

Scrubbers	Handymax			MR			LR1			LR2			Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Scrubber in-progress at December 31, 2019			$—			$4,636			582			$4,121			$9,339
Costs incurred in 2020 (1)			—			40,704			10,696			48,623			100,023
Scrubber completed in 2020 - notional drydock (2)			—			1,800			450			2,100			4,350
Scrubber completed in 2020 (3)	—	—	—	12	899	31,560	3	194	9,980	14	1,170	42,206	29	2,263	83,746
Scrubber in-progress at June 30, 2020			$—			$11,980			$848			$8,438			$21,266
(1) Includes capitalized interest of $0.8 million

(2) For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

(3) Includes 507 offhire days from 2019. Offhire days include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts for vessels completed in 2019.

The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2020 (1):

In thousands of U.S. dollars	As of June 30, 2020
Less than 1 month	$3,523
1-3 months	4,512
3 months to 1 year	3,518
1-5 years	21,671
5+ years	—
Total	$33,224
(1) These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.

Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at June 30, 2020:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$218,973	$481,283	$272,295	$58,916
Principal obligations under sale and leaseback arrangements(1)	127,140	251,683	297,220	598,447
Principal obligations under IFRS 16 - lease liabilities(3)	62,255	104,726	100,216	366,353
Estimated interest payments on secured bank loans (2)	26,058	32,586	12,818	1,195
Estimated interest payments on sale and leaseback arrangements(2)	50,016	82,842	62,496	28,463
Estimated interest payments on IFRS 16 - lease liabilities(3)	24,086	40,874	34,484	33,752
Technical management fees (4)	16,829	—	—	—
Commercial management fees (5)	17,062	—	—	—
BWTS purchase commitments (6)	547	2,495	—	—
Scrubber purchase commitments (7)	11,006	19,176	—	—
Convertible Notes (8)	—	203,500	—	—
Convertible Notes - estimated interest payments (9)	6,105	6,105	—	—
Senior Notes - principal payments (10)	—	—	28,100	—
Senior Notes - estimated interest payments (11)	1,967	3,934	3,934	—
Total	$562,044	$1,229,204	$811,563	$1,087,126

(1)Represents principal payments due on our secured credit facilities and finance lease arrangements, as described above in the Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2020.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2020.
The forward curve was calculated as follows as of June 30, 2020:

Year 1	0.28%
Year 2	0.21%
Year 3	0.26%
Year 4	0.44%	(A)
Year 5	0.57%
Year 6	0.79%	(A)
Year 7	0.89%
Year 8	0.99%	(A)
Year 9	1.06%	(A)
Year 10	1.17%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

Interest was estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2020 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. As of June 30, 2020, the weighted-average margin on our variable rate secured credit facilities was 2.34% and the weighted-average margin on our variable rate sale and leaseback arrangements was 3.92%. Additionally, the BCFL Lease Financing (MRs) and the $116.0 Million Lease Financing do not have a variable interest component. Accordingly, the interest portion of these arrangements was calculated using the implied interest rate in these agreements.
(3)IFRS 16 - Leases, became effective January 1, 2019, and the standard resulted in the recognition of right of use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments on our bareboat chartered-in vessel commitments that were previously reported as operating leases. Minimum lease payments are apportioned between finance charges and principal payments on our fixed rate agreements using the implied interest rate in these agreements. Interest payments on our variable rate agreements were estimated by taking into consideration: (i) the margin on each variable rate agreement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2020 taking into consideration the scheduled amortization of such agreements going forward until their respective maturities. As of June 30, 2020, the weighted-average margin on our variable rate IFRS 16 - lease liabilities was 3.50%.
(4)Our technical manager, SSM, charges fees for its services pursuant to a Master Agreement. Under the terms of the Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(5)Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels and $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, we pay SCM $250 per vessel per day for LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(6)Represents obligations as of June 30, 2020 under our agreements to purchase BWTS as described in the section above entitled "Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.
(7)Represents obligations as of June 30, 2020 under our agreement to purchase scrubbers as described in the section above entitled "Capital Expenditures". These amounts reflect only those firm commitments as of June 30, 2020 and exclude installation costs and potential payments under any purchase options that may be exercised in the future. Furthermore, the timing of these payments is subject to change as installation times are finalized.
(8)Represents the principal due at maturity of our Convertible Notes due 2022 as of June 30, 2020.
(9)Represents estimated coupon interest payments on our Convertible Notes due 2022. The Convertible Notes due 2022 bear interest at coupon rates of 3.00% per annum and mature in May 2022.
(10)Represents the principal due at maturity on our Senior Notes due 2025 as of June 30, 2020.
(11)Represents estimated coupon interest payments on our Senior Notes due 2025 as of June 30, 2020. These notes bear interest at a coupon rate of 7.00%.
OFF-BALANCE-SHEET ARRANGEMENTS

    As of June 30, 2020, we are committed to purchase scrubbers and BWTS through various suppliers. These commitments are described in the section above entitled "Capital Expenditures".
     Additionally, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees is $23.0 million in aggregate as of the date of this report.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.
Based on the floating rate debt at June 30, 2020, a one-percentage point increase in the floating interest rate would increase interest expense by $27.1 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt and IFRS 16 - Leases:

	As of June 30, 2020
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate debt (unhedged)	$374,785	$779,014	$590,586	$963,143
Principal payments fixed rate debt	33,583	262,178	107,245	60,573
Total principal payments on outstanding debt	$408,368	$1,041,192	$697,831	$1,023,716
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the Scorpio Pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $22.6 million and $20.8 million for the six months ended June 30, 2020 and 2019, respectively.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Bunker Price Risk
Our operating results are affected by movement in the price of fuel oil consumed by our vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability. We do not hedge our exposure to bunker price risk.
Inflation
We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The significant judgments and estimates are as follows:
Revenue recognition
    We currently generate revenue from vessels operating in pools, in the spot market or on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day.  Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15 - Revenue from Contracts with Customers, which we adopted on January 1, 2018.  Revenue generated from time charters and from pooling arrangements were unaffected by the application of this standard and are considered leases which are accounted for under IFRS 16 - Leases, described below.
    Under IFRS 15 - Revenue from Contracts with Customers, the time period over which revenue is recognized has changed from the previous accounting standard, as the performance obligation has been identified as the transportation of cargo from one point to another.  Therefore, in a spot market voyage under IFRS 15 - Revenue from Contracts with Customers, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.  Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
    The standard provided the option to either be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”).  We have applied the modified retrospective method upon the date of transition.  At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases, with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.
Moreover, under IFRS 16 - Leases, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
These components are accounted for as follows:
•All fixed lease revenue earned under these arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

    The application of the above principles did not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

    IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 -Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition, which resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

    We have elected certain practical expedients available under IFRS 16 - Leases, specifically as they relate to (i) the reassessment of whether a contract is, or contains, a lease at the date of initial application, and (ii) leases whose terms end within 12 months of the date of initial application.
Vessel impairment
We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. In deferred drydocking costs, we only include those direct costs that are incurred as part of the drydocking to meet regulatory requirements and expenditures that add economic life to the vessel, increase the vessel’s earnings capacity, or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
June 30, 2020 and December 31, 2019

		As of
In thousands of U.S. dollars	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$250,592	$202,303
Accounts receivable	3	114,925	78,174
Prepaid expenses and other current assets	2	11,856	13,855
Inventories		9,806	8,646
Total current assets		387,179	302,978
Non-current assets
Vessels and drydock	4	4,062,574	4,008,158
Right of use assets	5	791,927	697,903
Other assets	6	83,688	131,139
Goodwill		11,539	11,539
Restricted cash	7	12,293	12,293
Total non-current assets		4,962,021	4,861,032
Total assets		$5,349,200	$5,164,010
Current liabilities
Current portion of long-term debt	10	213,928	235,482
Lease liability - sale and leaseback vessels	10	126,275	122,229
Lease liability - IFRS 16	5	62,255	63,946
Accounts payable	8	17,373	23,122
Accrued expenses	9	33,661	41,452
Total current liabilities		453,492	486,231
Non-current liabilities
Long-term debt	10	1,009,565	999,268
Lease liability - sale and leaseback vessels	10	1,141,108	1,195,494
Lease liability - IFRS 16	5	571,295	506,028
Total non-current liabilities		2,721,968	2,700,790
Total liabilities		3,175,460	3,187,021
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 58,808,747 and 58,202,400 issued and outstanding shares as of June 30, 2020 and December 31, 2019, respectively.	11	652	646
Additional paid-in capital	11	2,848,623	2,842,446
Treasury shares	11	(467,057)	(467,057)
Accumulated deficit	11	(208,478)	(399,046)
Total shareholders’ equity		2,173,740	1,976,989
Total liabilities and shareholders’ equity		$5,349,200	$5,164,010
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income or Loss
For the six months ended June 30, 2020 and 2019

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2020	2019
Revenue
Vessel revenue	14	$600,407	$346,635
Operating expenses
Vessel operating costs	15	(161,221)	(138,152)
Voyage expenses		(7,125)	(1,622)
Charterhire		—	(4,399)
Depreciation - owned or sale and leaseback	4	(94,943)	(88,183)
Depreciation - right of use assets	5	(26,806)	(8,030)
General and administrative expenses	19	(36,010)	(31,240)
Total operating expenses		(326,105)	(271,626)
Operating income		274,302	75,009
Other (expense) and income, net
Financial expenses		(83,892)	(96,083)
Financial income		860	5,843
Other expenses, net		(702)	(13)
Total other expense, net		(83,734)	(90,253)
Net income		$190,568	$(15,244)
Attributable to:
Equity holders of the parent		$190,568	$(15,244)
Earnings / (Loss) per share
Basic	17	$3.48	$(0.32)
Diluted	17	$3.21	$(0.32)
Basic weighted average shares outstanding	17	54,747,345	48,109,924
Diluted weighted average shares outstanding	17	61,801,095	48,109,924

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2020 and 2019

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2019	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
Adoption of accounting standards(1)	—	—	—	—	(2,250)	(2,250)
Net loss for the period	—	—	—	—	(15,244)	(15,244)
Reverse stock split - impact of fractional shares and change in total par value (2)	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock	220,250	2	(2)		—	—
Amortization of restricted stock, net of forfeitures	(2,530)	—	13,860	—	—	13,860
Dividends paid, $0.20 per share (3)	—	—	(10,279)	—	—	(10,279)
Equity issuance costs	—	—	1	—	—	1
Balance as of June 30, 2019	51,615,220	$580	$2,657,375	$(467,056)	$(365,801)	$1,825,098

Balance as of January 1, 2020	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989
Net income for the period	—	—	—	—	190,568	190,568
Issuance of restricted stock, net of forfeitures	469,280	5	(5)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	15,355	—	—	15,355
Dividends paid, $0.20 per share (3)	—	—	(11,739)	—	—	(11,739)
Net proceeds from issuance of common shares pursuant to at the market program	137,067	$1	$2,574	$—	$—	2,575
Equity issuance costs	—	$—	$(8)	$—	$—	(8)
Balance as of June 30, 2020	58,808,747	652	2,848,623	(467,057)	(208,478)	2,173,740
(1) Reflects the impact of the adoption of IFRS 16 - Leases, which was effective for annual periods beginning on January 1, 2019. Refer to Note 1 for further discussion.
(2) On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares.
(3) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the six months ended June 30, 2020 and 2019

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2020	2019
Operating activities
Net income / (loss)		$190,568	$(15,244)
Depreciation - owned or sale and leaseback vessels	4	94,943	88,183
Depreciation - right of use assets	5	26,806	8,030
Amortization of restricted stock	11	15,355	13,860
Amortization of deferred financing fees	10	3,086	4,088
Write-off of deferred financing fees	10	313	275
Accretion of Convertible Notes	10	4,565	6,995
Accretion of fair value measurement on debt assumed from historical acquisitions	10	1,742	1,827
		337,378	108,014
Changes in assets and liabilities:
Increase in inventories		(1,160)	(461)
(Increase) / decrease in accounts receivable		(36,748)	13,248
Decrease / (increase) in prepaid expenses and other current assets		1,998	(175)
Decrease / (increase) in other assets		666	(2,807)
(Decrease) / increase in accounts payable		(5,423)	1,186
(Decrease) / increase accrued expenses		(4,616)	2,272
		(45,283)	13,263
Net cash inflow from operating activities		292,095	121,277
Investing activities
Drydock, scrubber and BWTS payments		(119,805)	(59,688)
Net cash outflow from investing activities		(119,805)	(59,688)
Financing activities
Principal repayments on debt and sale and leaseback obligations		(381,657)	(166,755)
Issuance of debt		318,194	—
Debt issuance costs		(9,706)	(1,288)
Principal repayments on IFRS 16 lease liabilities		(41,668)	(7,129)
Increase in restricted cash		—	(9)
Repayment of Convertible Notes		—	(2,266)
Gross proceeds from issuance of common stock		2,601	—
Equity issuance costs		(26)	(295)
Dividends paid		(11,739)	(10,279)
Repurchase of common stock		—	(1)
Net cash outflow from financing activities		(124,001)	(188,022)
Increase (decrease) in cash and cash equivalents		48,289	(126,433)
Cash and cash equivalents at January 1,		202,303	593,652
Cash and cash equivalents at June 30,		$250,592	$467,219
Supplemental information:
Interest paid (which includes $1.0 million, and $1.3 million of interest capitalized during the six months ended June 30, 2020 and 2019, respectively)		$75,848	$83,496
Additionally, we completed the following non-cash transactions during the six months ended June 30, 2020 and 2019:

•During the six months ended June 30, 2020, the Company took delivery of three MR vessels as part of the Trafigura Transaction (defined in Note 5), which included the assumption of obligations under bareboat charter agreements of $103.6 million (whose obligations are recorded as part of the Company's $670.0 Million Lease Financing). This transaction is described in Note 5.
•During the six months ended June 30, 2019, the Company recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability (the obligations under these agreements are described as "IFRS 16 - Leases - seven Handymax") at the commencement date of seven bareboat charter agreements. This transaction is described in Note 5.
•During the six months ended June 30, 2020, the Company recognized a $1.6 million right of use asset and a corresponding $1.6 million lease liability upon the modification of three bareboat charter-in agreements. This transaction is described in Note 5.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of June 30, 2020 consisted of 135 owned, finance leased or bareboat chartered-in product tankers (19 Handymax, 62 MR, 12 LR1 and 42 LR2). In addition, we currently bareboat charter-in one MR tanker that was delivered in September 2020.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for the vessels in our fleet, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the six months ended June 30, 2020 have been prepared in accordance with International Accounting Standard, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2019. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 18.
Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations
No significant standards and interpretations were adopted during the six months ended June 30, 2020.
Standards and interpretations adopted during the six months ended June 30, 2019
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases, with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.
Moreover, under IFRS 16 - Leases, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the bareboat chartered-in vessel commitments for three bareboat chartered-in vessels that were in place on the transition date which are scheduled to expire in April 2025.  Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

2.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of June 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Prepaid interest	$4,595	$6,596
SSM - prepaid vessel operating expenses	2,109	1,624
Prepaid vessel operating expenses - third parties	1,620	2,123
Prepaid insurance	1,502	760
Other prepaid expenses	2,030	2,752
	$11,856	$13,855

3.     Accounts receivable
The following is a table summarizing our accounts receivable as of June 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Scorpio MR Pool Limited	$47,077	$44,739
Scorpio LR2 Pool Limited	42,512	17,689
Scorpio LR1 Pool Limited	11,482	9,000
Scorpio Handymax Tanker Pool Limited	3,077	2,984
Scorpio Services Holding Limited (SSH)	657	—
Scorpio Ship Management S.A.M.	296	—
Receivables from related parties	105,101	74,412

Insurance receivables	6,974	1,322
Freight and time charter receivables	989	962
Other receivables	1,861	1,478
	$114,925	$78,174
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio LR1 Pool Limited or the Scorpio Pools, are related parties, as described in Note 12. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. The increase in accounts receivable from December 31, 2019 to June 30, 2020 relates to the timing of cash receipts and increased revenues from the Scorpio Pools.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. At June 30, 2020 and December 31, 2019, no material receivable balances were either past due or impaired.

4.     Vessels and drydock
Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2020 through June 30, 2020.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2020	4,611,945	108,523	4,720,468
Additions (1)	124,708	24,651	149,359
Fully depreciated assets (2)	(847)	(15,950)	(16,797)
As of June 30, 2020	4,735,806	117,224	4,853,030

Accumulated depreciation
As of January 1, 2020	(665,586)	(46,724)	(712,310)
Charge for the period	(83,673)	(11,270)	(94,943)
Fully depreciated assets (2)	847	15,950	16,797
As of June 30, 2020	(748,412)	(42,044)	(790,456)
Net book value
As of June 30, 2020	$3,987,394	$75,180	$4,062,574

Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

(1)Additions during the six months ended June 30, 2020 primarily relates to the various costs relating to BWTS, scrubber and drydock installations.

(2)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the cost types that were capitalized during the six months ended June 30, 2020:

In thousands of U.S. dollars	Drydock	Notional component of scrubber	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$1,417	$—	$1,417	$—	$2,008	$160	$—	$2,168
MR	8,364	1,800	10,164	38,577	12,064	941	452	52,034
LR1	60	450	510	10,109	—	108	137	10,354
LR2	10,460	2,100	12,560	46,176	12,758	788	430	60,152
	$20,301	$4,350	$24,651	$94,862	$26,830	$1,997	$1,019	$124,708
Ballast Water Treatment Systems

In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been, or are expected to be installed through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the six months ended June 30, 2020 include costs incurred for systems that were installed during this period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
Exhaust Gas Cleaning Systems or Scrubbers
We have commenced a program to retrofit the majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our vessels to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate unaffiliated third-party suppliers to retrofit a total of 77 of our vessels with such systems for total consideration of $116.1 million (which excludes installation costs). We also obtained options to retrofit additional tankers under these agreements. In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million (which excludes installation costs). In April 2020, we reached an agreement with a counterparty to postpone the purchase and installation of scrubbers on 19 of our vessels. The installation of these scrubbers is now expected to begin not earlier than 2021.
Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation.
As of June 30, 2020, we retrofitted a total of 61 of our vessels with scrubbers and 45 vessels with BWTS. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2020 (1):

As of June 30,
In thousands of U.S. dollars	2020
Less than 1 month	$3,523
1-3 months	4,512
3 months to 1 year	3,518
1-5 years	21,671
5+ years	—
Total	$33,224
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Carrying values of vessels
At each balance sheet date, we review the carrying amounts of vessels and drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.
Beginning in the first quarter of 2020, travel restrictions and other preventive measures to control the spread of the COVID-19 virus resulted in a precipitous decline in oil demand. Initially, a lack of corresponding production and refinery cuts resulted in a supply glut of oil and refined petroleum products, which was exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of petroleum products and contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products. This dynamic resulted in an increase in spot market rates to historically high levels through May 2020. In June 2020, the oil markets began to stabilize as global economies slowly re-opened, thus limiting arbitrage opportunities and resulting in the drawdown of accumulated inventories. Consequently, trading volumes and spot TCE rates decreased towards the end of the second quarter of 2020.

We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.
At June 30, 2020, we reviewed the carrying amount of our vessels and right of use assets to determine whether there was an indication that these assets had suffered an impairment. First, we assess the fair value less the cost to sell of our vessels by taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. If the carrying value exceeds the vessel’s fair value less selling costs, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows.
The value in use calculations were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.39% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and by the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.39% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.01%. The pre-tax discount rate is determined by the evaluation of internal and external inputs such as the Company's cost of debt, capital structure, the risk-free rate, market risk premium and industry volatility in relation to the overall market. Furthermore, this discount rate reflects a reduction from the discount rate used in our impairment testing as of June 30, 2020. This reduction is attributable to dramatic decreases in both the risk-free rate of interest and in our borrowing costs, with benchmark interest rates falling over 100 basis points during this period. In spite of this, as part of our analysis, we have increased the risk premium embedded in our discount rate to account for the market uncertainty arising from the COVID-19 pandemic. This increase in the risk premium partially offset the decreases resulting from the fall in benchmark interest rates.

At June 30, 2020, our operating fleet consisted of 135 owned, finance leased or right of use (leases accounted for under IFRS 16 - Leases) vessels.

•21 vessels had Market Values in excess of their carrying amount. As such, there were no indicators of impairment for these vessels.

•106 vessels had Market Values less than their carrying amount. Accordingly, we performed value in use calculations for these vessels. There were no instances where the present value of the operating cash flows was less than the carrying amount, therefore, no impairment was recorded.

•Eight right of use vessels were not required to have valuations from third party brokers but had value in use calculations greater than the carrying amount.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for June 30, 2020, a 1.0% increase in the discount rate would result in no vessels being impaired. Alternatively, a 5.0% decrease in forecasted time charter rates would result in an aggregate of seven Handymax and LR1 vessels being impaired for an aggregate $2.9 million loss.
Capitalized interest
In accordance with IAS 23 - Borrowing Costs, applicable interest costs are capitalized during the period that BWTS and/or scrubber installations are constructed and installed on our vessels. For the six months ended June 30, 2020 and 2019, we capitalized interest expense for the respective vessels of $1.0 million and $1.3 million, respectively. The annualized capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.5% for the six months ended June 30, 2020. We cease capitalizing interest when the vessels, BWTS, and/or scrubbers reach the location and condition necessary to operate in the manner intended by management.

5.     Right of use assets and related lease liabilities
During the six months ended June 30, 2020, we had bareboat charter-in commitments on 10 vessels under fixed rate bareboat agreements and 18 vessels under variable rate bareboat agreements. All of these agreements are being accounted for under IFRS 16 - Leases which amended the previous accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The bareboat charters on two of the fixed rate Handymax vessels expired in June 2020, and a third expired in July 2020. The rights and obligations under the bareboat charter-in agreements for the vessels under the variable rate bareboat agreements were acquired in September 2019 as part of the transaction to acquire three subsidiaries of Trafigura Maritime Logistics Pte. Ltd., (“Trafigura”), that collectively held leasehold interests in 19 product tankers for an aggregate value of $803 million (the “Trafigura Transaction”).

    The following is the activity of the Right of use assets from January 1, 2020 through June 30, 2020:

In thousands of U.S. dollars		Vessels	Drydock (1)	Total
Cost
	As of January 1, 2020	705,857	18,962	724,819
	Additions	117,380	3,450	120,830
	Fully depreciated assets (2)	(5,528)	—	(5,528)
	As of June 30, 2020	817,709	22,412	840,121

Accumulated depreciation and impairment
	As of January 1, 2020	(25,374)	(1,542)	(26,916)
	Charge for the period	(24,435)	(2,371)	(26,806)
	Fully depreciated assets (2)	5,528	—	5,528
	As of June 30, 2020	(44,281)	(3,913)	(48,194)
Net book value
	As of June 30, 2020	$773,428	$18,499	$791,927
Net book value
	As of December 31, 2019	$680,483	$17,420	$697,903
(1) Drydock costs for bareboat chartered-in vessels are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs incurred for these vessels is being depreciated separately.
(2)     This amount represents the fully depreciated right of use assets related to the bareboat charters on two of the fixed rate Handymax vessels that expired in June 2020 and were returned to their owners.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the six months ended June 30, 2020 and 2019, sublease income of $109.3 million and $24.8 million, respectively, is included in Vessel revenue.
The following table summarizes the payments made for the six months ended June 30, 2020 and June 30, 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the six months ended
In thousands of U.S. dollars	June 30, 2020	June 30, 2019
Interest expense recognized in consolidated statements of income or loss	$15,631	1,777
Principal repayments recognized in consolidated cash flow statements	41,668	7,129
Net (decrease) / increase in accrued interest expense	(153)	12
Net increase in prepaid interest expense	(335)	—
Total payments on lease liabilities under IFRS 16	$56,811	$8,918
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that were accounted as lease liabilities under IFRS 16 - Leases as of June 30, 2020 were $766.7 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	June 30, 2020
Less than 1 year	$86,341
1 - 5 years	280,299
5+ years	400,105
Total	$766,745
Discounting effect	(133,195)
Lease liability	$633,550
The total expense recognized under time and bareboat charterhire agreements that were accounted for as operating leases during the six months ended June 30, 2020 and 2019 was $0.0 million and $4.4 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangements.
Bareboat chartered-in vessel commitments with fixed payments
During the six months ended June 30, 2020, we extended the terms of the bareboat agreements for two Handymax vessels, Silent and Single into June 2020 and Star I into July 2020 at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases. Accordingly, we recognized right of use assets of $1.6 million and corresponding lease liabilities of $1.6 million based upon our incremental borrowing rate of 4.03%. The bareboat charters on two of the fixed rate Handymax vessels, Silent and Single, expired in June 2020 and Star I expired in July 2020.
Bareboat chartered-in vessel commitments with variable payments
During the six months ended June 30, 2020, we recorded lease liabilities and corresponding right of use assets upon the delivery of three MR vessels, whose leasehold interests were acquired as part of the Trafigura Transaction (STI Miracle, STI Maestro and STI Mighty). The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $103.6 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $13.3 million, and (iii) other initial direct costs of $3.1 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).

These leases are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with this covenant as of June 30, 2020.
The estimated lease commitment at June 30, 2020 was $35.2 million relating to the remaining undelivered vessel.
6.    Other assets

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	6,794
Scorpio LR1 Pool Ltd. pool working capital contributions (1)	6,600	6,600
Working capital contributions to Scorpio Pools	47,961	49,094

Deposits for scrubbers (2)	12,570	35,846
Seller's credit on sale leaseback vessels (3)	9,904	9,624
Capitalized loan fees (5)	5,492	4,039
Equity consideration issued for the leasehold interest acquired from Trafigura for vessels under construction (6)	4,125	18,086
Deposits for BWTS (4)	1,885	12,699
Investment in BWTS supplier (4)	1,751	1,751
Other assets	$83,688	$131,139

(1)     Upon entrance into the Scorpio LR2, LR1, and Handymax Tanker Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2) From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our vessels with scrubbers for total consideration of $146.4 million (which excludes installation costs). These scrubbers have been installed, or are expected to be installed, throughout the next two years. Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.

(3)     The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto which occurred in April 2017. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.3 million as interest income as part of these agreements during each of the six months ended June 30, 2020 and 2019.

(4)    In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been installed, or are expected to be installed, between 2018 and 2023, as each respective vessel under the agreement is due for its IOPP renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

    Since July 2018, aggregate deposits of $31.3 million were made, of which $1.8 million was recorded to "Other assets" for systems that have not yet been installed.  Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.  We have also recorded $1.8 million as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(5) Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.

(6) On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019 and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and have assumed, or will assume commitments on the bareboat charter agreements of an aggregate of approximately $138.9 million upon each vessel's delivery from the shipyard. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of lease liability fees relating to these four vessels under construction were recorded within "Other Non-current assets" as of December 31, 2019.

    In January 2020, we took delivery of two of these vessels (STI Miracle and STI Maestro), and in March 2020, we took delivery of a third vessel (STI Mighty) which resulted in the reclassification of $14.1 million of these initial direct costs to Right of use assets on our balance sheet. The value of the equity issued of $3.8 million plus certain initial direct costs of approximately $0.3 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) relating to this remaining vessel under construction are recorded within "Other assets" as of June 30, 2020.

7.     Restricted cash
Restricted cash as of June 30, 2020 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity.

8.     Accounts payable
The following is a table summarizing our accounts payable as of June 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Scorpio Ship Management S.A.M. (SSM)	$2,480	$2,454
Scorpio Handymax Tanker Pool Limited	634	116
Scorpio Services Holding Limited (SSH)	595	353
Scorpio LR2 Pool Limited	448	—
Amounts due to a related party port agent	165	58
Amounts due to a related party bunker supplier	103	—
Scorpio LR1 Pool Limited	2	325
Scorpio MR Pool Limited	—	19
Scorpio Commercial Management S.A.M. (SCM)	72	14
Accounts payable to related parties	4,499	3,339

Suppliers	12,874	19,783
	$17,373	$23,122
The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
9.     Accrued expenses
The following is a table summarizing our accrued expenses as of June 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Scorpio Commercial Management S.A.M. (SCM)	$310	$—
Accrued expenses to a related party port agent	214	302
Scorpio MR Pool Limited	204	1,361
Scorpio Ship Management S.A.M (SSM)	58	213
Scorpio Handymax Tanker Pool Limited	41	229
Scorpio LR2 Pool Limited	—	794
Scorpio LR1 Pool Limited	—	874
Accrued expenses to related parties	827	3,773

Suppliers	19,259	22,170
Accrued interest	4,162	5,739
Accrued short-term employee benefits	9,263	9,728
Other accrued expenses	150	42
	$33,661	$41,452
10.     Current and long-term debt
The following is a roll forward of the activity within debt (current and non-current), by facility, for the six months ended June 30, 2020:

		Activity				Balance as of June 30, 2020 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2019	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of June 30, 2020	Current	Non-Current
KEXIM Credit Facility	$199,014	$—	$(136,856)	$—	$62,158	$62,158	$—
ABN AMRO Credit Facility	91,954	—	(91,954)	—	—	—	—
ING Credit Facility	131,439	72,125	(6,369)	—	197,195	48,708	148,487
2018 NIBC Credit Facility	31,621	3,125	(1,615)	—	33,131	33,131	—
2017 Credit Facility	131,499	—	(6,632)	—	124,867	13,265	111,602
Credit Agricole Credit Facility	88,466	—	(4,284)	395	84,577	7,814	76,763
ABN AMRO / K-Sure Credit Facility	43,726	—	(1,926)	360	42,160	3,155	39,005
Citibank / K-Sure Credit Facility	91,086	—	(4,209)	915	87,792	6,651	81,141
ABN AMRO / SEB Credit Facility	103,325	3,249	(5,750)	—	100,824	11,181	89,643
Hamburg Commercial Bank Credit Facility	42,150	1,429	(1,618)	—	41,961	3,292	38,669
Prudential Credit Facility	55,463	—	(2,311)	—	53,152	5,547	47,605
2019 DNB / GIEK Credit Facility	—	31,850	(979)	—	30,871	3,916	26,955
BNPP Sinosure Credit Facility	—	66,991	(2,105)	—	64,886	6,699	58,187
2020 $225 Million Credit Facility	—	101,200	—	—	101,200	10,240	90,960
Ocean Yield Lease Financing	148,235	—	(5,432)	95	142,898	10,924	131,974
CMBFL Lease Financing	56,473	—	(2,453)	88	54,108	4,738	49,370
BCFL Lease Financing (LR2s)	90,384	—	(4,111)	275	86,548	8,314	78,234
CSSC Lease Financing	233,727	—	(8,653)	(386)	224,688	18,056	206,632
CSSC Scrubber Lease Financing	10,976	—	(2,744)	—	8,232	5,488	2,744
BCFL Lease Financing (MRs)	87,810	—	(5,778)	—	82,032	12,024	70,008
2018 CMBFL Lease Financing	126,429	10,125	(5,058)	—	131,496	13,007	118,489
$116.0 Million Lease Financing	106,040	—	(3,502)	—	102,538	7,322	95,216

AVIC Lease Financing	127,309	—	(5,896)	—	121,413	11,794	109,619
China Huarong Lease Financing	123,750	—	(6,750)	—	117,000	13,500	103,500
$157.5 Million Lease Financing	137,943	—	(7,072)	—	130,871	14,143	116,728
COSCO Lease Financing	76,450	—	(3,850)	—	72,600	7,700	64,900
IFRS 16 - Leases - Three MRs	44,192	—	(3,575)	—	40,617	7,445	33,172
IFRS 16 - Leases - 7 Handymax	12,778	1,643	(7,629)	—	6,792	6,792	—
$670.0 Million Lease Financing	513,004	103,601	(30,464)	—	586,141	48,018	538,123
Unsecured Senior Notes Due 2020	53,750	—	(53,750)	—	—	—	—
Unsecured Senior Notes Due 2025	—	28,100	—	—	28,100	—	28,100
Convertible Notes Due 2022	180,050	—	—	4,565	184,615	—	184,615
	$3,139,043	$423,438	$(423,325)	$6,307	$3,145,463	$405,022	$2,740,441
Less: deferred financing fees	(16,596)	(7,840)	—	3,399	(21,037)	(2,564)	(18,473)
Total	$3,122,447	$415,598	$(423,325)	$9,706	$3,124,426	$402,458	$2,721,968

(1)    Relates to non-cash accretion or amortization of (i) debt or lease obligations assumed as part of the 2017 merger with NPTI, which were recorded at fair value on the closing dates, (ii) accretion of our Convertible Notes due 2022 and (iii) amortization and write-offs of deferred financing fees.
    Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2020 is accrued within Accrued Expenses (see Note 9).
    We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of June 30, 2020.
Secured Debt
2019 DNB/GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). In March 2020, we drew $31.9 million from this facility to refinance the existing debt on one of our vessels, STI Sloane, that was previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.4 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
The remaining availability under this credit facility is expected to be utilized to refinance the existing debt on an additional vessel that is currently financed under the KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million, which is comprised of a $41.6 million tranche and guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche” and (ii) a commercial facility of $8.3 million, or the “Commercial Facility".
These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility. The remaining amount available under the 2019 DNB/GIEK Credit Facility is expected to be drawn within 2020, the timing of which will align with the installation of scrubbers on certain of our vessels. The 2019 DNB/GIEK Credit Facility matures in July 2024 and bears interest at LIBOR plus a margin of 2.5% per annum. The amounts drawn as of June 30, 2020 under the 2019 DNB / GIEK Credit

Facility will be repaid in equal quarterly installments of $1.0 million. Once fully drawn, the 2019 DNB / GIEK Credit Facility is expected to be repaid in equal quarterly installments of approximately $1.6 million per quarter in aggregate, with a balloon payment due at maturity.
Our 2019 DNB/GIEK Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of the date of the agreement and 135% at all times thereafter.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. In March 2020, we drew $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
In June 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees), which was previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel under our KEXIM Credit Facility as part of this transaction. The remaining availability under this credit facility is expected to be utilized to refinance three vessels that are currently financed under the KEXIM Credit Facility.
The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is insured by the China Export & Credit Insurance Corporation ("Sinosure"). The amounts drawn in March and June 2020 were split evenly between the two facilities. These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (and not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for future en bloc drawdowns on September 15, 2020, December 15, 2020 and March 15, 2021. Based on the amounts borrowed as of June 30, 2020, the Sinosure Facility is expected to be repaid in 10 semi-annual installments of $3.3 million, with the repayment amounts gradually expected to increase to $6.7 million as the facility is drawn in future periods (with separate repayment periods as each tranche of the loan is drawn down). The Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.
2018 NIBC Credit Facility
In April 2020, we drew down $3.1 million from our upsized $35.7 million term loan facility with NIBC Bank N.V. to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in June 2021, bears interest at LIBOR plus a margin of 2.50% per annum, and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.

Hamburg Commercial Bank Credit Facility
In April 2020, we drew down $1.4 million from our Hamburg Commercial Bank Credit Facility to partially finance the purchase and installation of a scrubber on one of our vessels. This drawdown reflects the remaining availability under this facility. All tranches (including those previously drawn) of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum, and are scheduled to be repaid in equal quarterly installments of approximately $0.8 million in aggregate, with a balloon payment due at maturity.
ING Credit Facility
In May 2020, we executed an agreement to upsize our $179.2 million credit facility with ING Bank N.V. to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley) which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
The upsized loan has a final maturity of five years from the initial drawdown date and bears interest at LIBOR plus a margin. The upsized portion of the loan is scheduled to be repaid in equal installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to our existing credit facilities.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby) that were previously financed under the ABN AMRO Credit Facility (which was scheduled to mature during the third quarter of 2020). We repaid the outstanding indebtedness of $87.7 million under our ABN AMRO Credit Facility as part of this transaction. The remaining availability under this credit facility is expected to be used to refinance the existing debt on five vessels and scrubbers on two LR2s.
The borrowing amount of the facility is the lower of $225.0 million in aggregate and 55% of the fair market value of the vessels. The loan has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is expected to be repaid in equal installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.

ABN AMRO / SEB Credit Facility
In June 2020, we drew $3.2 million from the upsized ABN AMRO / SEB Credit Facility to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in March 2023, bears interest at LIBOR plus a margin of 2.60% per annum, and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.
Lease Financing
AVIC Lease Financing
In February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement by $8.0 million to finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are part of this arrangement. The upsized portion of the lease financing will be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. The upsized portion of the lease financing is expected to have final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is expected be repaid in quarterly principal payments of approximately $0.2 million per vessel.
CMB Lease Financing
In May 2020, we drew an aggregate of $10.1 million under the scrubber portion of our 2018 CMB Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum, and will be repaid in quarterly principal payments of approximately $0.1 million per vessel.
BCFL Lease Financing (MRs and LR2s)
In April 2020, we executed agreements to increase the borrowing capacities of our BCFL Lease Financing arrangements (MRs and LR2s) by up to $1.9 million per vessel, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on certain vessels. Three vessels are under the BCFL Lease Financing (LR2s) arrangement, and five vessels are under the BCFL Lease Financing (MRs) arrangement. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
$116.0 Million Lease Financing
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
IFRS 16 - Leases - Three MRs
In April 2020, we executed agreements to increase the borrowing capacity of three vessels under our IFRS 16 - Leases - Three MRs lease arrangement by up to $1.9 million per vessel, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
Unsecured debt
Senior Notes due 2020
In May 2020, our Senior Notes due 2020 matured, and the outstanding principal balance of $53.8 million was repaid in full.
Senior Notes due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.0% senior unsecured notes due June 30, 2025 (the “Senior Notes due 2025”) in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
The Senior Notes due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes due 2025. The Senior Notes due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBBA.”
The Senior Notes due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. Prior to June 30, 2022, we may repurchase in whole, but not in part, the Senior Notes due 2025 at a redemption price equal to 104% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest to, but excluding, the date of redemption upon the occurrence of certain change of control events.
The financial covenants under our Senior Notes due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The outstanding balance was $28.1 million as of June 30, 2020 and we were in compliance with the financial covenants relating to the Senior Notes due 2025 as of June 30, 2020.
Convertible Notes due 2022
The conversion rate of our Convertible Notes due 2022 is subject to change upon the issuance of a dividend. The table below details the dividends declared during the six months ended June 30, 2020 and the corresponding effect to the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
    (1) Per $1,000 principal amount of the Convertible Notes due 2022.
The carrying value of the liability component of the Convertible Notes due 2022 as of June 30, 2020 and December 31, 2019, were $184.6 million and $180.1 million, respectively. We incurred $1.5 million of coupon interest and $2.3 million of non-cash accretion during the six months ended June 30, 2020. We were in compliance with the covenants related to the Convertible Notes due 2022 as of June 30, 2020 and December 31, 2019.

11.     Common shares

Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
2013 Equity Incentive Plan

    In January 2020, we issued an aggregate of 469,680 shares of restricted stock to certain of our employees for no cash consideration pursuant to the 2013 Equity Incentive Plan (the “Plan”). The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares will vest on September 8, 2022, (ii) one-third of the shares will vest on September 7, 2023, and (iii) one-third of the shares will vest on September 5, 2024, subject to certain conditions.

On June 30, 2020, we approved the reloading of the Plan and reserved an additional 362,766 common shares for issuance pursuant to the Plan.
The following is a summary of activity for awards of restricted stock that have been granted under the Plan during the six months ended June 30, 2020.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2019	3,561,742	$26.45
Granted	469,680	36.73
Vested	(331,812)	45.69
Forfeited	(400)	30.90
Outstanding and non-vested, June 30, 2020	3,699,210	$26.03

As of June 30, 2020, there were 3,699,210 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the period July 1, 2020 through December 31, 2020	$12,027	$767	$12,794
For the year ending December 31, 2021	19,481	659	20,140
For the year ending December 31, 2022	11,449	208	11,657
For the year ending December 31, 2023	4,730	—	4,730
For the year ending December 31, 2024	1,162	—	1,162
	$48,849	$1,634	$50,483
 Dividend Payments
    In February 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 13, 2020 to all shareholders of record as of March 2, 2020.

In May 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on June 15, 2020 to all shareholders of record as of June 1, 2020.
Securities Repurchase Program
In May 2015, our Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which consists, as of June 30, 2020, of our (i) Senior Notes due 2025 (NYSE: SBBA) and (ii) Convertible Notes due 2022.
    No securities were purchased under this program during the six months ended June 30, 2020.
We had $121.6 million remaining under our Securities Repurchase Program as of June 30, 2020. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,324 common shares held in treasury at June 30, 2020 and December 31, 2019.
At the Market Offering Program
In November 2019, we entered into an “at the market” offering program (the "ATM Program") pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company.
In June 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million . There is $97.4 million of remaining availability under the ATM Program as of June 30, 2020.
Shares outstanding
As of June 30, 2020, we had 58,808,747 common shares outstanding. These shares provide the holders with dividends and voting rights.

12.     Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the six months ended June 30
In thousands of U.S. dollars	2020	2019
Pool revenue (1)
Scorpio LR2 Pool Limited	$244,046	$131,945
Scorpio MR Pool Limited	211,567	123,427
Scorpio Handymax Tanker Pool Limited	76,012	51,916
Scorpio LR1 Pool Limited	56,855	35,130
Voyage revenue (2)	2,334	—
Voyage expenses (3)	(3,351)	(192)
Vessel operating costs (4)	(16,884)	(15,908)
Administrative expenses (5)	(7,001)	(6,315)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.
(3)Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of the following:
•Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charged the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
•Expenses of $0.9 million paid to SSH, a related party affiliate, for voyage expenses incurred in the fulfillment of certain spot market voyages during the six months ended June 30, 2020. No voyage expenses were charged by SSH during the six months ended June 30, 2019.
•Bunker consumption of $2.0 million was purchased from a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) during the six months ended June 30, 2020. No bunkers were purchased from this provider during the six months ended June 30, 2019.
(4)Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:

•Technical management fees of $16.0 million and $15.0 million charged by SSM, a related party affiliate, during the six months ended June 30, 2020 and 2019, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $72.8 million and $62.5 million during the six months ended June 30, 2020 and 2019, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.
•Vessel operating expenses of $0.9 million and $0.9 million charged by a related party port agent during the six months ended June 30, 2020 and 2019, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of income or loss and consisted of the following:
•The expense for the six months ended June 30, 2020 of $7.0 million included (i) administrative fees of $6.3 million charged by SSH, (ii) restricted stock amortization of $0.7 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $19,772 to SSH and $21,971 to SCM.
•The expense for the six months ended June 30, 2019 of $6.3 million included (i) administrative fees of $5.5 million charged by SSH, (ii) restricted stock amortization of $0.6 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $0.1 million to SSH and $0.1 million to SCM.
We had the following balances with related party affiliates, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$104,148	$74,412
Accounts receivable and prepaid expenses (SSM) (2)	2,405	1,624
Accounts receivable and prepaid expenses (SSH) (3)	657	—
Other assets (pool working capital contributions) (4)	47,961	49,094
Liabilities:
Accounts payable and accrued expenses (SSM)	2,538	2,667
Accounts payable and accrued expenses (owed to the Scorpio Pools)	1,330	3,717
Accounts payable and accrued expenses (SSH)	595	353
Accounts payable and accrued expenses (SCM)	382	14
Accounts payable and accrued expenses (related party port agent)	379	361
Accounts payable and accrued expenses (related party bunker supplier) (5)	103	—

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of June 30, 2020 and December 31, 2019 include $26.2 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers.

Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio Pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
•For vessels in the Scorpio MR Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).
(2)    Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3) Accounts receivable and prepaid expenses from SSH relate to spot market voyages that were chartered through SSH, a related party affiliate.
(4)     Represents the non-current portion of working capital receivables as described above.
(5)    Represents accounts payable and accrued expenses due to a related party bunker provider who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools.
Other agreements
As of June 30, 2020, we provided seven guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers for a maximum amount of $23.0 million in aggregate.
Key management remuneration
The table below shows key management remuneration for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
In thousands of U.S. dollars	2020	2019
Short-term employee benefits (salaries)	$6,626	$5,191
Share-based compensation (1)	12,013	11,071
Total	$18,639	$16,262

(1)Represents the amortization of restricted stock issued under the Plan as described in Note 11.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.

Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
There are no post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

13.     Segment reporting

Information about our reportable segments for the six months ended June 30, 2020 and 2019 is as follows:

For the six months ended June 30, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$56,855	$76,012	$250,169	$217,371	$600,407	$—	$600,407
Vessel operating costs	(14,818)	(24,904)	(51,286)	(70,213)	(161,221)	—	(161,221)
Voyage expenses	(21)	(296)	(3,551)	(3,257)	(7,125)	—	(7,125)
Depreciation - owned or finance leased vessels	(10,100)	(10,625)	(38,593)	(35,625)	(94,943)	—	(94,943)
Depreciation - right of use assets	—	(7,595)	(4,268)	(14,943)	(26,806)	—	(26,806)
General and administrative expenses	(573)	(1,047)	(1,881)	(2,970)	(6,471)	(29,539)	(36,010)
Financial expenses	—	—	—	—	—	(83,892)	(83,892)
Financial income	92	9	2	280	383	477	860
Other expenses, net	—	—	—	—	—	(702)	(702)
Segment income or loss	$31,435	$31,554	$150,592	$90,643	$304,224	$(113,656)	$190,568

For the six months ended June 30, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$35,177	$55,176	$132,856	$123,426	$346,635	$—	$346,635
Vessel operating costs	(13,851)	(23,717)	(46,411)	(54,173)	(138,152)	—	(138,152)
Voyage expenses	(24)	(1,164)	(206)	(228)	(1,622)	—	(1,622)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(9,598)	(9,044)	(36,270)	(33,271)	(88,183)	—	(88,183)
Depreciation - right of use assets	—	(3,929)	—	(4,101)	(8,030)	—	(8,030)
General and administrative expenses	(583)	(1,039)	(1,857)	(2,310)	(5,789)	(25,451)	(31,240)
Financial expenses	—	—	—	—	—	(96,083)	(96,083)
Financial income	107	11	22	264	404	5,439	5,843
Other expenses, net	—	—	—	—	—	(13)	(13)
Segment income or loss	$11,228	$12,038	$48,405	$29,193	$100,864	$(116,108)	$(15,244)

14.     Vessel revenue

During the six months ended June 30, 2020, we did not have any vessels that earned revenue through long-term time charter contracts (with initial terms of one year or greater). During the six months ended June 30, 2019, we had three vessels that earned revenue through long-term time-charter contracts. The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2020	2019
Pool revenue	$588,480	$342,505
Time charter revenue	—	2,551
Voyage revenue (spot market)	11,927	1,579
	$600,407	$346,635
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil).
While the reduction of economic activity significantly reduced global demand for oil and refined petroleum products, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products resulted in record increases in spot TCE rates as an abundance arbitrage and floating storage opportunities opened up. These conditions persisted for most of the second quarter of 2020 but began to abate in June 2020 as the underlying oil markets stabilized.
We expect that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2020 and beyond. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.
Time Chartered-Out Vessels
    In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
    These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
    The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the six months ended June 30, 2020 and 2019. These figures are not readily quantifiable as our contracts (with the Scorpio Pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i)

third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the six months ended June 30,
In thousands of U.S. dollars	2020	2019
Lease component of revenue from time charter-out and pool revenue	$384,906	$191,523
Non-lease component of revenue from time charter-out and pool revenue	203,574	153,533
	$588,480	$345,056

The following table summarizes the terms of our time chartered-out vessels that were in place during the six months ended June 30, 2020 and 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Payments received include payments for the non-lease elements in these time chartered-out arrangements.

15.     Crewing costs
    The following table summarizes our crew expenses, including crew benefits, during the six months ended June 30, 2020 and 2019, respectively.

	For the six months ended June 30,
In thousands of US dollars	2020	2019
Short term crew benefits (i.e. wages, victualing, insurance)	$87,467	$74,854
Other crew related costs	8,784	9,145
	96,251	83,999

16.     Financial expenses

The following table summarizes our financial expenses for the six months ended June 30, 2020 and 2019, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2020	2019
Interest expense on debt (1)	$74,186	$82,898
Accretion of convertible notes	4,565	6,995
Amortization of deferred financing fees	3,086	4,088
Accretion of premiums and discounts on assumed debt (2)	1,742	1,827
Write-off of deferred financing fees	313	275
Total financial expenses	$83,892	$96,083

(1)     The decrease in interest payable, net of capitalized interest was primarily attributable to a decrease in LIBOR rates compared to the six months ended June 30, 2019.
    Average debt outstanding during the six months ended June 30, 2020 and 2019 was $3.2 billion and $2.9 billion, respectively.
(2)     The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from previous vessel acquisitions.

17.     Earnings / (loss) per share
The calculation of both basic and diluted earnings / (loss) per share is based on net income / (loss) attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except for share data	2020	2019
Net income / (loss) attributable to equity holders of the parent - basic	$190,568	$(15,244)
Convertible Senior Notes interest expense	7,617	—
Net income / (loss) attributable to equity holders of the parent - diluted	$198,185	$(15,244)

Basic weighted average number of shares	54,747,345	48,109,924
Effect of dilutive potential basic shares:
Restricted stock	1,778,355	—
Convertible Notes due 2022	5,275,395	—
	7,053,750	—
Diluted weighted average number of shares	61,801,095	48,109,924

Earnings / (Loss) Per Share:
Basic	$3.48	$(0.32)
Diluted	$3.21	$(0.32)

The dilutive effect of 7,053,750 shares for the six months ended June 30, 2020 related to 5,295,075 potentially dilutive shares relating to our Convertible Notes due 2022 and 3,699,210 unvested restricted shares. During the six months ended June 30, 2019, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2019 (which matured and were repaid in July 2019) and Convertible Notes due 2022 (representing an aggregate of 6,653,256 shares of common stock) along with the potentially diluted impact of 3,377,849 unvested shares of restricted stock were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

18.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at June 30, 2020 and December 31, 2019, respectively, are shown in the table below.
Categories of Financial Instruments

	As of June 30, 2020		As of December 31, 2019
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$250,592	$250,592	$202,303	$202,303
Restricted cash (2)	12,293	12,293	12,293	12,293
Accounts receivable (3)	114,925	114,925	78,174	78,174
Investment in BWTS supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	47,961	47,961	49,094	49,094
Seller's credit on sale leaseback vessels (6)	9,904	9,904	9,624	9,624

Financial liabilities
Accounts payable (7)	$17,373	$17,373	$23,122	$23,122
Accrued expenses (7)	33,661	33,661	41,452	41,452
Secured bank loans (8)	1,012,333	1,012,333	1,001,087	1,001,087
Lease liabilities under sale leaseback arrangements (9)	1,267,383	1,267,383	1,317,709	1,317,709
Senior Notes due 2020	—	—	54,562	53,750
Senior Notes due 2025(10)	26,864	28,100	—	—
Convertible Notes due 2022 (11)	175,855	203,500	250,305	203,500
IFRS 16 - Lease liabilities (12)	636,416	633,550	571,748	569,974
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 6) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to the Company and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)    The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.
(7)    We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these amounts.
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.4 million and $8.8 million of unamortized deferred financing fees as of June 30, 2020 and December 31, 2019, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. These amounts are shown net of $7.1 million and $7.8 million of unamortized deferred financing fees as of June 30, 2020 and December 31, 2019, respectively.
(10)    The carrying value of our Senior Notes due 2025 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $1.6 million of unamortized deferred financing fees on our unaudited condensed consolidated balance sheet as of June 30, 2020. Our Senior Notes due 2025 are quoted on the New York Stock Exchange under the symbol 'SBBA'. We consider their fair value to be Level 1 measurements due to their quotation on an active exchange.
(11)    The carrying value of our Convertible Notes due 2022 shown in the table above is its face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the unaudited condensed consolidated balance sheet as of June 30, 2020. The equity component of the Convertible Notes due 2022 have been recorded within Additional paid-in capital on the unaudited condensed consolidated balance sheet. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider their fair value to be a Level 2 measurement.
(12)    The carrying values of our lease liabilities accounted for under IFRS 16 - Leases are measured at present value of the minimum lease payments over the lease term, discounted at our incremental borrowing rate. We consider that the carrying value approximates fair value because the interest rates on these instruments approximate market interest rates. Accordingly, we consider their fair value to be a Level 2 measurement.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
The financing for (i) three vessels under our KEXIM Credit Facility is scheduled to mature in January 2021, (ii) two vessels under our ING Credit Facility is scheduled to mature in March 2021, and (iii) two vessels under our 2018 NIBC Credit Facility is scheduled to mature in June 2021. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and commitments under our leasing arrangements) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed consolidated financial statements.

COVID-19
Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products. While actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term resulted in increased spot market rates in March, April and May of this year, these market conditions have since abated resulting in a decrease in spot market rates beginning in June 2020. We expect the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements and beyond. An estimate of the impact on our results of operations and financial condition cannot be made at this time.

19.     General and administrative expenses
General and administrative expenses increased $4.8 million to $36.0 million from $31.2 million for the six months ended June 30, 2020 and 2019, respectively. This increase was primarily driven by an increase in restricted stock amortization and compensation expenses.

20.     Subsequent events
Declaration of dividend
    In August 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 29, 2020 to all shareholders of record as of September 9, 2020 (the record date).
Debt Drawdowns and Repayments
In July 2020, we drew down $1.8 million under our BCFL Lease Financing - (LR2s) to partially finance the purchase and installation of a scrubber on STI Solace.
In July 2020, we drew down $1.9 million under our BCFL Lease Financing - (MRs) to partially finance the purchase and installation of a scrubber on STI Onyx.
In July 2020, we drew down an aggregate $5.7 million under our $116.0 Million Lease Financing to partially finance the purchase and installation of scrubbers on three product tankers, STI Gramercy, STI Oxford and STI Queens.
In July 2020, we drew down $1.6 million under our ABN AMRO / SEB Credit Facility to partially finance the purchase and installation of a scrubber on STI Connaught.
In July 2020, we drew down $3.3 million under our ING Credit Facility to partially finance the purchase and installation of scrubbers on three product tankers, STI Osceola, STI Pontiac and STI Lombard. In September 2020, we drew down $2.6 million under this facility to partially finance the purchase and installation of scrubbers on two product tankers, STI Black Hawk and STI Notting Hill.
In August 2020, we drew down $1.6 million under our CSSC Lease Financing to partially finance the purchase and installation of a scrubber on STI Gratitude.
In September 2020, we drew down $24.9 million under our BNPP Sinosure Credit Facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by STI Orchard. As part of this transaction, we repaid the outstanding indebtedness of $16.2 million related to STI Orchard on our KEXIM Credit Facility.
In September 2020, we drew down $43.7 million from our 2020 $225.0 Million Credit Facility. The proceeds were used to partially refinance the outstanding indebtedness of $54.0 million related to STI Pride and STI Providence, which were previously financed under our CMBFL Lease Financing.
In September 2020, we closed on the sale and leaseback of STI Leblon and STI Bosphorus, borrowing $45.4 million from our 2020 CMB Lease Financing (described below). As part of this transaction, we repaid the outstanding indebtedness of $30.1 million related to these vessels under our 2017 Credit Facility.
2020 CMB Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers: STI Leblon and STI Bosphorus. The aggregate borrowing amount under the arrangement was $45.4 million. A portion of the proceeds were utilized to repay the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility. Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly repayments. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel.

SPDB Lease Financing
In September 2020, we received a commitment from SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers: STI San Telmo, STI Donald C. Trauscht, STI Esles II and STI Jardins. The aggregate net borrowing amount, which reflects the selling price less deposits to the lessor, under the arrangement is expected to be $93.6 million. A portion of the proceeds are expected to be utilized to repay the outstanding indebtedness related to these vessels under our 2017 Credit Facility. STI San Telmo and STI Donald C Trauscht are expected to be repaid in 28 equal quarterly installments and STI Esles II and STI Jardins are expected to be repaid in 32 equal quarterly installments. The lease financing bears interest at LIBOR plus a margin. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel. There is a purchase obligation for each vessel upon the expiration of their respective agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.
$49.7 Million Lease Financing
In September 2020, we received a commitment from a financial institution to sell and leaseback two MR product tankers: STI Galata and STI La Boca. The aggregate borrowing amount under the arrangement is expected to be $49.7 million. A portion of the proceeds are expected to be utilized to repay the outstanding indebtedness related to these vessels under our 2017 Credit Facility. Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly installments. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel. There is a purchase obligation for each vessel upon the expiration of their respective agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.

$12.0 Million Scrubber Financing
In September 2020, we received a commitment to upsize the lease financing arrangement with a financial institution by $12.0 million to finance the purchase and installation of scrubbers on six MR product tankers. The upsized portion of the lease financing will be used to finance up to $2.0 million of the purchase and installation price of each scrubber. The leases bear interest at LIBOR plus a margin and are expected to be repaid in 12 equal quarterly installments. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.
Convertible Notes
In September 2020, the conversion rate of our Convertible Notes due 2022 (the "2022 Notes") was adjusted to reflect the payment of a cash dividend with respect to our common shares. The new conversion rate for the 2022 Notes will be 26.2463 shares of common stock per $1,000 principal amount of the 2022 Notes, representing an increase of the prior conversion rate of 0.2263 common shares for each $1,000 principal amount of the 2022 Notes.

Between July 1, 2020 and October 7, 2020, we repurchased $52.3 million face value of our 2022 Notes at an average price of $894.12 per $1,000 principal amount, or $46.7 million.

Repurchase of Shares

In September 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million; the repurchased shares are being held as treasury shares.

New $250 Million Securities Repurchase Program

In September 2020, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, currently consist of our Convertible Notes due 2022 and Senior Notes due 2025 (NYSE: SBBA). As of October 7, 2020, there is $250 million available under the new $250 Million Securities Repurchase Program, and any future purchases of the Company's securities will be made under this program.

Delivery of STI Maximus

In September 2020, we took delivery of a scrubber-fitted MR product tanker, STI Maximus, under an eight-year bareboat charter agreement. The leasehold interest in this vessel was acquired as part our Trafigura Transaction that was announced in September 2019. The bareboat lease has similar terms and conditions as the other leased vessels in the Trafigura Transaction.
2013 Equity Incentive Plan

In September 2020, we issued an aggregate of 220,500 shares of restricted stock to certain of our employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $11.15 per share. The vesting schedule for these restricted shares is (i) one-third of the shares will vest on June 5, 2023, (ii) one-third of the shares will vest on June 4, 2024, and (iii) one-third of the shares will vest on June 4, 2025.

In September 2020, we issued an aggregate of 141,900 shares of restricted stock to certain SSH employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $11.15 per share. The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares will vest on June 5, 2023, (ii) one-third of the shares will vest on June 4, 2024, and (iii) one-third of the shares will vest on June 4, 2025.